Exhibit 99.33

GRANDVIEW GOLD INC.

Notice of Meeting

and

Management Information Circular

in respect of the

Annual and Special Meeting of Shareholders

to be held on November 30, 2009

OCTOBER 30, 2009

GRANDVIEW GOLD INC.
330 Bay Street, Suite 820, Toronto, ON M5H 2S8

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

to be held on November 30, 2009

TO THE SHAREHOLDERS OF GRANDVIEW GOLD INC.

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of shareholders ("Shareholders") of common shares ("Common Shares") of Grandview Gold Inc. (the "Corporation") will be held at 130 King Street West, Suite 1600, Toronto, ON M5X 1J5 at 10:00 a.m. (Toronto time) on November 30, 2009 for the following purposes:

1.	to receive the financial statements of the Corporation for the year ended May 31, 2009, together with the auditors' report thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to appoint the auditors of the Corporation for the ensuing year and authorize the directors to fix their remuneration;

4.

to consider, and if thought advisable, to pass, as required by the policies of the Toronto Stock Exchange, an ordinary resolution of the Shareholders ratifying the Corporation's 2004 stock option plan, reserving for grant options to acquire up to a maximum of twenty percent (20%) of the issued and outstanding shares of the Corporation calculated at the time of each stock option grant, which was previously approved by the Shareholders of the Corporation at the annual and special meeting of Shareholders held on November 30, 2006, and approving certain amendments to such stock option plan, as more fully set out in this Circular;

5.

to consider, and if thought fit, to pass an ordinary resolution of the disinterested Shareholders approving a private placement (the "Private Placement") of common shares as more fully set out in this Circular;

6.

to consider, and if thought fit, conditional upon the Private Placement being completed, to pass a special resolution of the Shareholders changing the number of directors of the Corporation to seven and to elect two (2) new directors of the Corporation as more fully set out in this Circular; and

7.	to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters to be put before the Meeting as identified above are set forth in a management information circular (the "Circular") of the Corporation accompanying and forming part of this notice. Shareholders should refer to the Circular for more detailed information with respect to the matters to be considered at the Meeting.

If you are a registered shareholder of the Corporation and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and return it in the envelope provided to Equity Transfer & Trust Company, the registrar and transfer agent of the Corporation, at 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1 by no later than 5:00 p.m. (Toronto time) on November 27, 2009, or in the case of any adjournment of the Meeting, not less than 48 hours prior to the time of such meeting.

If you are not a registered shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary.

The directors of the Corporation have fixed the close of business on October 30, 2009 as the record date for the determination of the shareholders of the Corporation entitled to receive notice of the Meeting.

By order of the Board of Directors

"Dr. Michael Hitch"
DR. MICHAEL HITCH, PhD., P. Geo
Chairman of the Board of Directors

October 30, 2009

GRANDVIEW GOLD INC.
330 Bay Street, Suite 820, Toronto, ON M5H 2S8

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 30, 2009

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management ("Management") of Grandview Gold Inc. ("Grandview" or the "Corporation") for use at the annual and special meeting (the "Meeting") of the shareholders ("Shareholders") of common shares ("Common Shares") of the Corporation.

The Meeting will be held at 130 King Street West, Suite 1600, Toronto, ON M5X 1J5 at 10:00 a.m. (Toronto time) on November 30, 2009, and at any adjournments thereof for the purposes set forth in the Notice of Annual Meeting of Shareholders accompanying this Information Circular. Information contained herein is given as of October 30, 2009 unless otherwise specifically stated.

Solicitation of proxies will be primarily by mail but may be supplemented by solicitation personally by directors, officers and employees of the Corporation without special compensation. The cost of solicitation by Management will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

Enclosed herewith is a form of proxy for use at the Meeting. The persons named in the form of proxy are directors and officers of the Corporation. A Shareholder submitting a proxy has the right to appoint a nominee (who need not be a Shareholder) to represent him at the Meeting other than the persons designated in the enclosed proxy form by inserting the name of his chosen nominee in the space provided for that purpose on the form and by striking out the printed names.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is signed by the Shareholder or by the Shareholder's attorney authorized in writing or, if the Shareholder is a corporation, it must be executed by a duly authorized officer or attorney thereof. The proxy, to be acted upon, must be deposited with the registrar and transfer agent of the Corporation, Equity Transfer & Trust Company at 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1 by 5:00 p.m. (Toronto time) on November 27, 2009, or in the case of any adjournment of the Meeting, not less than 48 hours prior to the time of such meeting, or delivering it to the Chairman of the Meeting, on the day of the meeting or any adjournment thereof prior to the time of the voting.

A Shareholder who has given a proxy may revoke it prior to its use, in any manner permitted by law, including by instrument in writing executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporation, executed by a duly authorized officer or attorney thereof and deposited at the office of the Equity Transfer & Trust Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of Grandview as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of Grandview. Such Common Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the names of CDS & Co. (the registration name for CDS Depository and Clearing Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Services, Inc. ("Broadridge"). Broadridge typically mails a scanable voting instruction form in lieu of the form of proxy. The Beneficial Shareholder is requested to complete and return the voting instruction form to them by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free telephone number to vote the Common Shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for a registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for a registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the accompanying form of proxy, the Common Shares represented by the proxy will be voted in accordance with such instructions. In the absence of any such instruction, the persons whose names appear on the printed form of proxy will vote in favour of all the matters set out thereon. The enclosed form of proxy confers discretionary authority upon the persons named therein. If any other business or amendments or variations to matters identified in the Notice of Meeting properly comes before the Meeting then discretionary authority is conferred upon the person appointed in the proxy to vote in the manner they see fit, in accordance with their best judgment. At the time of the printing of this Information Circular, Management knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

SUPPLEMENTAL MAILING LIST

Under National Instrument 51-102 - Continuous Disclosure Obligations, a person or corporation who in the future wishes to receive financial statements and the related management's discussion and analysis from the Corporation must deliver a written request for such material to the Corporation, together with a signed statement that the person or corporation is the owner of securities (other than debt instruments) of the Corporation. Shareholders who wish to receive financial statements and the related management's discussion and analysis are encouraged to send the enclosed mail card, together with the completed form of proxy to Equity Transfer & Trust Company, at 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1. Copies of the Corporation's annual and interim financial statements are also available on SEDAR at www.sedar.com.

APPROVAL OF MATTERS

Unless otherwise noted, approval of matters to be placed before the Meeting is by an "ordinary resolution", which is a resolution passed by a simple majority (50% plus 1) of the votes cast by Shareholders of the Corporation present and entitled to vote in person or by proxy.

The "special resolution" being proposed requires a two-thirds majority (66.67%) of the votes cast by Shareholders of the Corporation present and entitled to vote in person or by proxy to be passed.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of common shares (the "Common Shares") and an unlimited number of convertible, redeemable, voting, non-participating shares (the "Preference Shares") of which, on the date of this Circular, 44,985,431 Common Shares and no Preference Shares were issued and outstanding.

Common Shares

The holders of Common Shares are entitled to receive notice of and to attend any meeting of the Shareholders (except meetings at which only the holders of another class of shares are entitled to vote) and are entitled to one vote for each Common Share held. Subject to the prior rights of the holders of the Preference Shares or any other shares ranking senior to the Common Shares, the holders of the Common Shares are entitled to: (a) receive any dividends as and when declared by the board of directors of the Corporation (the "Board") out of the assets of the Corporation properly applicable to the payment of dividends, in such amount and in such form as the Board may from time to time determine; and (b) receive the remaining property of the Corporation in the event of any liquidation, dissolution of winding-up of the Corporation.

Each Shareholder is entitled to one vote for each Common Share shown as registered in his or her name on the list of Shareholders. The list of Shareholders will be prepared as of October 30, 2009, the record date fixed for determining shareholders entitled to the notice of the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as of the date hereof, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying ten percent (10%) or more of the voting rights attached to any class of voting securities of the Corporation.

DIVIDEND POLICY

The Corporation has not paid any dividends on the Common Shares to date and does not expect to pay dividends on such shares in the foreseeable future. It is anticipated that all available funds will be used to finance the future development of the Corporation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED ON

Management is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer or any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the number of Common Shares to be issued upon exercise of outstanding options ("Options") issued pursuant to compensation plans under which equity securities of the Corporation are authorized for issuance, the weighted average exercise price of such outstanding Options and the number of Common Shares remaining available for future issuance under such compensation plans as at May 31, 2009.

Plan Category	Number of securities to be issued upon exercise of outstanding Options(1)	Weighted-average exercise price of outstanding Options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)(1)
Equity compensation plans approved by security holders(1)	4,400,000	$0.90	4,530,420
Equity compensation plans not approved by security holders	N/A	N/A	N/A
TOTAL	4,400,000	$0.90	4,530,420

Note:
(1)	The Corporation currently has a rolling 20% stock option plan. As at May 31, 2009, 44,652,098 Common Shares were issued and outstanding.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The Corporation provided a loan of CDN$90,000.00 to the current President and CEO of the Corporation. The loan is unsecured, bears no interest and is due October 31, 2009. As at May 31, 2009, the remaining balance of the loan was CDN$10,000.00 and was paid down through the application of various bonuses issued to the President and CEO of the Corporation.

Other than as set forth above, none of the directors or executive officers of the Corporation were indebted to the Corporation as at May 31, 2009.

MANAGEMENT CONTRACTS

Management functions of the Corporation and its subsidiaries are not to any substantial degree performed by persons other than the directors or executive officers of the Corporation or subsidiary of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The directors and officers of the Corporation are not aware of any transaction since the beginning of the Corporation's last completed financial year or any proposed transaction that has materially affected or will materially affect the Corporation in which any director or senior officer of the Corporation, any proposed Management nominee for election as a director, any person beneficially owning or exercising control or direction over more than 10% of the Common Shares of the Corporation or any associate or affiliate of any of the foregoing has or had a material interest, direct or indirect.

ORDINARY BUSINESS

FINANCIAL STATEMENTS AND AUDITORS' REPORT

At the Meeting, Shareholders will consider the financial statements of the Corporation for the year ended May 31, 2009 and the auditors' report thereon, but no vote by the Shareholders with respect thereto is required or proposed to be taken.

APPOINTMENT OF AUDITORS

McCarney Greenwood LLP, Chartered Accountants are the current auditors of the Corporation and were first appointed auditors of the Corporation on August 30, 2004. Shareholders of the Corporation will be asked at the Meeting to reappoint McCarney Greenwood LLP, Chartered Accountants as the Corporation's auditors to hold office until the close of the next annual meeting of Shareholders of the Corporation, and to authorize the directors of the Corporation to fix the auditors' remuneration.

UNLESS OTHERWISE SPECIFIED, THE PERSONS NAMED IN THE ACCOMPANYING PROXY INTEND TO VOTE FOR THE APPOINTMENT OF MCCARNEY GREENWOOD LLP, CHATERED ACCOUNTANTS AS AUDITORS OF THE CORPORATION UNTIL THE CLOSE OF THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND FOR THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION.

ELECTION OF DIRECTORS

The articles of the Corporation provide for a minimum of three (3) and a maximum of ten (10) directors. The Corporation has determined that five (5) directors will be elected at the Meeting.

UNLESS A CHOICE IS OTHERWISE SPECIFIED, IT IS INTENDED THAT THE SHARES REPRESENTED BY THE PROXIES HEREBY SOLICITED WILL BE VOTED BY THE PERSONS NAMED THEREIN FOR THE ELECTION OF THE NOMINEES WHOSE NAMES ARE SET FORTH BELOW, ALL OF WHOM ARE NOW MEMBERS OF THE BOARD OF DIRECTORS AND HAVE BEEN SINCE THE DATES INDICATED.

Management does not contemplate that any nominee will be unwilling or unable to serve as director but, if that should occur for any reason prior to the Meeting, it is intended that the persons named in the enclosed form of proxy shall reserve the right to vote for another nominee in his discretion. Each of the following persons is nominated to hold office as a director until the next annual meeting or until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Corporation.

Name and Municipality of Residence	Office held with Grandview	Director Since	Principal Occupation	Common Shares Beneficially Owned Directly or Indirectly(1)
Paul Sarjeant Burlington, Ontario, Canada	Director, President and Chief Executive Officer	November 7, 2006

From 1999 until November, 2006 operated a securities business focused on strategic planning and investment analysis. Since his appointment, Mr. Sarjeant's full time employment has been with the Corporation.

Nil(2)
D. Richard Brown(3)(4) Toronto, Ontario, Canada	Director	March 26, 2004	Partner at Osprey Capital Partners.	5,000(5)
Michael Hitch(4) Vancouver, British Columbia, Canada	Chairman and Director	November 8, 2005

Professor Assistant, Norman B. Keevil Institute of Mining Engineering, University of British Columbia. In the past five years, Dr. Hitch has acted as COO and Managing Director of Golden China Management.

Nil(6)
Peter Born Ottawa, Ontario, Canada	Director	June, 2007	Ph.D., professional registered geologist (ON) and President of 1727856 Ontario Ltd.	Nil(7)

Name and Municipality of Residence	Office held with Grandview	Director Since	Principal Occupation	Common Shares Beneficially Owned Directly or Indirectly(1)
Ken Hight Toronto, Ontario, Canada	Director	May 12, 2008

From 2000-2005 served as CEO of ITG Canada and from 2005 – 2008 served as CEO of ETrade Canada and concurrently EVP, E Trade Financial New York. From March 2008 thru Sept CEO Liquidnet Canada and concurrently Head of Global Equities, Liquidnet Inc, New York.

Nil(8) 2009.

Notes:

(1)

The information as to shares beneficially owned, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective directors and executive officers individually.

(2)

Paul Sarjeant holds options to purchase up to a total of 1,750,000 common shares of the Corporation, 500,000 of which are exercisable at the price of $1.00 per common share expiring on October 31, 2011, 600,000 being exercisable at the price of $0.68 per common share expiring on September 27, 2012, and the remaining 650,000 exercisable at $0.15 per common share expiring June 23, 2014. These options were granted to Mr. Sarjeant under the Corporation's 2004 Stock Option Plan.

(3)	Member of the Audit Committee of the Board of Directors. The members of the Audit Committee are D. Richard Brown, Harold Wolkin and Peter Born.
(4)	Member of the Compensation Committee of the Board of Directors. The members of the Compensation Committee are D. Richard Brown, Harold Wolkin and Dr. Michael Hitch.
(5)

D Richard Brown holds options to purchase up to a total of 1,000,000 common shares of the Corporation, 150,000 of which are exercisable at the price of $1.00 per common share expiring on October 1, 2009, 200,000 of which are exercisable at the price of $1.80 per common share expiring on April 3, 2011, 200,000 being exercisable at the price of $0.68 per common share expiring on September 27, 2012, and the remaining 450,000 exercisable at $0.15 per common share expiring June 23, 2014. These options were granted to Mr. Brown under the Corporation's 2004 Stock Option Plan.

(6)

Dr. Michael Hitch holds options to purchase up to a total of 925,000 common shares of the Corporation, 150,000 of which are exercisable at the price of $1.25 per common share expiring on January 6, 2011, 100,000 of which are exercisable at the price of $1.80 per common share expiring on April 3, 2011, 225,000 being exercisable at the price of $0.68 per common share expiring on September 27, 2012, and the remaining 450,000 exercisable at $0.15 per common share expiring June 23, 2014. These options were granted to Dr. Hitch under the Corporation's 2004 Stock Option Plan.

(7)

Dr. Peter Born holds options to purchase up to a total of 675,000 common shares of the Corporation, 225,000 of which are exercisable at the price of $0.68 per common share expiring on September 27, 2012, and the remaining 450,000 exercisable at the price of $0.15 per common share expiring June 23, 2014.

(8)	Ken Hight holds options to purchase up to a total of 650,000 common shares of the Corporation which are exercisable at the price of $0.15 per common share expiring June 23, 2014.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the best knowledge of the Corporation, no director or officer or principal shareholder of the Corporation is, as at the date hereof or has been within the last ten years prior to the date hereof, (a) subject to a cease trade order, an order similar to a cease trade order or an order that denied a company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the director or officer of the Corporation was acting in the capacity as director, chief executive officer or chief financial officer of that company; (b) subject to a cease trade order, an order similar to a cease trade order or an order that denied a company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the director or officer ceased to be a director, chief executive officer or chief financial officer of that company and which resulted from an event that occurred while that person was acting in such capacity; (c) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (d) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

To the knowledge of the Corporation, no director or executive officer of the Corporation, (a) has been subject to any penalties or sanctions imposed by a court relating to securities or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory or (b) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Individual Bankruptcies

To the knowledge of the Corporation, no director of the Corporation is, or has within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

STATEMENT OF EXECUTIVE COMPENSATION

The Corporation's Statement of Executive Compensation, in accordance with the requirements of Form 51-102F6 – Statement of Executive Compensation, is set forth below, which contains information about the compensation paid to, or earned by, the Corporation's Chief Executive Officer and Chief Financial Officer and each of the other three most highly compensated executive officers of the Corporation earning more than CDN$150,000.00 in total compensation as at May 31, 2009 (the "Named Executive Officers" or "NEO's") during the Corporation's last three most recently completed financial years. Based on the foregoing: (a) Dr. Michael Hitch, Chairman and former interim CEO of the Corporation; (b) Paul Sarjeant, President, CEO and a director of the Corporation; and (c) Ernest Cleave, Chief Financial Officer of the Corporation, are the Corporation's only Named Executive Officers as at May 31, 2009.

Compensation Discussion and Analysis

Compensation Review Process

The Corporation has a Compensation Committee (the "Committee") but does not retain a compensation consultant. The Committee oversees an annual review of director and executive compensation to ensure development of a compensation strategy that properly aligns the interests of directors and executives with the long-term interests of the Corporation and its Shareholders. The Compensation Committee is comprised of D. Richard Brown, Harold Wolkin and Dr. Michael Hitch.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package for each NEO. It then submits to the Board recommendations with respect to the basic salary, bonus and participation in share compensation arrangements for each NEO. After discussing various factors with both Management and peers in the industry, and receiving recommendations from for bonuses 2009 salaries for executive officers, the Compensation Committee made its recommendations to the Board for approval. In conducting its review of Management’s recommendations, the Compensation Committee was satisfied that all recommendations complied with the Compensation Committee’s philosophy and guidelines set forth above.

Objectives of the Compensation Program

The objectives of the Corporation's compensation program are to attract, hold and inspire performance of members of Management of a quality and nature that will enhance the sustainable growth of the Corporation.

To determine compensation payable, the compensation committee of the Corporation (the "Compensation Committee") reviews compensation paid for directors and officers of companies of similar business, size and stage of development and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and NEO's while taking into account the financial and other resources of the Corporation.

The annual salaries for NEOs are designed to be comparable to executive compensation packages for similar positions at companies with similar financial, operating and industrial characteristics. The NEOs will be paid an annual salary that also takes into account his or her existing professional qualifications and experience. The NEOs' performances and salaries are to be reviewed periodically on the anniversary of their appointment to their respective officer-ships with the Corporation. Increases in salary are to be evaluated on an individual basis and are performance and market-based.

The Board is given discretion to determine and adjust, year to year, the relative weighting of each form of compensation discussed above in a manner which best measures the success of the Corporation and its NEO's.

Elements of Executive Compensation

The Corporation's executive compensation program is based on the objectives of: (a) recruiting and retaining the executives critical to the success of the Corporation; (b) providing fair and competitive compensation; (c) balancing the interests of Management and Shareholders; and (d) rewarding performance, on the basis of both individual and corporate performance.

For the financial year ended May 31, 2009, the Corporation's executive compensation program consisted of the following elements:

(a)	a base salary, incentive cash bonuses and other compensation (together, a "Short-Term Incentive"); and

(b)	a long-term equity compensation consisting of stock options granted under the Corporation's stock incentive plan (each, a "Long-Term Incentive").

The specific rationale and design of each of these elements are outlined in detail below.

Element of Compensation	Summary and Purpose of Element

Short-Term Incentive Plan

Base Salary

Executive annual base salaries are set at a level that is competitive with compensation for executive officers of peer group oil and gas companies and having regard to the potential longer term compensation provided by the Option Plan. Salaries form an essential element of the Corporation's compensation mix as they are the first base measure to compare and remain competitive relative to peer groups. Base salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation and benefits.

The Compensation Committee and the Board review NEO salaries at least annually. Typically, the Board, upon recommendation of the Compensation Committee, makes annual salary adjustments no later than April 15th of each year for the 12 month period from June 1st to May 31st.

Annual Performance-Based Cash Incentives

Any bonus paid to the NEO's is entirely within the discretion of the Board, following consideration by the Compensation Committee. In making bonus determinations, the Board reviews corporate and individual performance.

Annual performance-based cash bonuses are a variable component of compensation designed to reward the Corporation’s executive officers for maximizing annual operating performance.

Other Compensation (Perquisites)	There are currently no other forms of compensation.

Long-Term Incentive Plan

Stock Options	The granting of stock options is a variable component of compensation intended to reward the NEO's for their success in achieving sustained, long-term profitability and increases in stock value.

The executive officers are entitled to participate in the Option Plan which forms an important element of the Corporations compensation policies. Options grants are periodically made to recognize exemplary performance (including in connection with a promotion within the Corporation) and provide for long-term reward and incentive for increasing shareholder value and align the interests of the executive officers with the long- term interests of shareholders. Options may also be granted to executive officers upon their commencement of service.

Base Salary

In determining the base salary of an NEO, the Board's practice in recent years has been to consider the recommendations made by the Compensation Committee and then review and summarize these recommendations as well as the previous year’s remuneration paid to executives with similar titles at a comparative group of companies in the marketplace. In determining the base salary to be paid to a particular executive officer, the Board also considers the particular responsibilities related to the position, the experience level of the NEO, and his or her past performance at the Corporation.

The Board believes that it is appropriate to establish compensation levels based in large part on a general consideration against similar companies, both in terms of compensation practices as well as levels of compensation. In this way, the Corporation can gauge if its compensation is competitive in the marketplace for its talent, as well as ensure that the Corporation's compensation is reasonable. Accordingly, the Board reviews compensation levels for the Named Executive Officers against compensation levels of the comparison companies which are identified by the Board.

Annual Performance-Based Cash Incentives

NEO's are eligible for annual cash bonuses, and the Board considers both corporate and the individual performance of each NEO. There is no policy currently in place for determining bonuses, and the Board reviews generally the individual’s impact on maximizing operating performance. In general the Corporation will consider the following factors, depending on the relevance of these factors to the particular NEO, when determining potential bonuses:

(a)	performance against budget;

(b)	expense control;

(c)	performance factors; and

(d)	other exceptional or unexpected factors.

In taking into account the financial performance aspect, it is recognized that NEO's cannot control certain factors, such as overall market conditions. When applying the financial performance criteria, the Board considers factors over which the NEO's can exercise control, such as meeting budget targets established by the Board at the beginning of each year, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Corporation.

With respect to the financial year ended May 31, 2009, no bonuses were awarded to any Named Executive Officers, except for Paul Sarjeant, who was awarded a bonus of CDN$80,000.00 during the financial year ended May 31, 2009.

Other Compensation – Perquisites

With respect to the financial year ended May 31, 2009, no perquisites were paid for by the Corporation in respect of the NEO’s.

Stock Options

To determine the granting of stock options to its NEO's, the Committee reviews the matter and makes a recommendation to the Board. The Board reviews each recommendation and decides whether to accept, reject or alter such recommendation. The Board considers prior grants, the role of the individual in the operating performance of the company, and salary and cash bonuses being paid.

During the financial year ended May 31, 2009, no stock options were granted to the Named Executive Officers.

Other Long-Term Incentive Plans

The Corporation does not have any other long-term incentive plans and does not provide retirement benefits to its employees.

Overview of How the Compensation Program Fits with Compensation Goals

1.	Attract, Hold and Inspire Key Talent

The compensation package meets the goal of attracting, holding and motivating key talent in a highly competitive mineral exploration environment through the following elements:

(a)	A competitive cash compensation program, consisting of base salary and bonus opportunity, which is generally above similar opportunities.

(b)	Providing an opportunity to participate in the Corporation's growth through options.

2.	Alignment of Interests of NEO's with Interests of the Shareholders

The compensation package meets the goal of aligning the interests of the NEO's with the interests of Shareholders through the following elements:

(a)	Through the grant of stock options, if the price of the Corporation shares increases over time, both NEO's and Shareholders will benefit.

(b)	By providing a vesting period on stock awards, NEO's have an interest in increasing the price of the Corporation's shares over time, rather than focusing on short-term increases.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return, assuming an initial investment of $100 in Common Shares on May 31, 2006 against the cumulative total shareholder return of the S&P/TSX Composite Index for all of the Corporation's most recently completed financial years since it became a reporting issuer, assuming the reinvestment of all dividends.

(in C$)	May 31, 2006	May 31, 2007	May 31, 2008	May 31, 2009
Grandview Gold Inc.(1)	$100.00	$53.33	$33.89	$8.89
TSX Venture Exchange	$100.00	$114.34	$93.72	$39.65
S&P/TSX Composite Index	$100.00	$119.69	$125.29	$90.29

Note:
(1)	Listed as "GVX" on the Toronto Stock Exchange.

Summary Compensation Table

The following tables provide information for the three most recently completed financial years ended May 31, 2009, 2008 and 2007 regarding compensation earned by each of the following Named Executive Officers of the Corporation: (a) Dr. Michael Hitch, Chairman and former interim CEO of the Corporation; (b) Paul Sarjeant, President, CEO and a director of the Corporation; and (c) Ernest Cleave, Chief Financial Officer of the Corporation.

The first table outlines the information for the financial year ended May 31, 2009 in accordance with the new Form 51-102F6 and the second table outlines the information for the financial years ended May 31, 2008 and 2007 in accordance with the old Form 51-102F6.

Unless otherwise noted, salaries for the Named Executive Officers are paid in Canadian dollars.

Financial Year Ended May 31, 2009

Name and principal position	Salary ($)	Share- based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation		Pension Value ($)	All other compensation ($)	Total compensation ($)
				($) Annual incentive plans	Long-term incentive plans
Dr. Michael Hitch Chairman and Former Interim CEO	35,000.00	Nil	Nil	Nil	Nil	Nil	Nil	35,000.00
Paul Sarjeant President, CEO and a Director	150,010.00	Nil	Nil	Nil	Nil	Nil	94,000	244,010.00
Ernest Cleave Chief Financial Officer	51,794.00	Nil	Nil	Nil	Nil	Nil	Nil	51,794.00

Financial Years Ended May 31, 2008 and May 31, 2007

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Dr. Michael Hitch Chairman and Former Interim CEO	2008 2007	66,000.00 71,750.00	Nil Nil	Nil Nil	225,000 Nil	Nil Nil	N/A N/A	Nil Nil
Paul Sarjeant President, CEO and a Director	2008 2007	150,000.00 91,000.00	Nil Nil	24,000.00 14,000.00	600,000 500,000	Nil Nil	N/A N/A	Nil Nil
Ernest Cleave Chief Financial Officer	2008 2007	76,974.00 21,000.00	Nil Nil	Nil Nil	250,000 Nil	Nil Nil	N/A N/A	Nil Nil

Summary Compensation – Narrative Discussion

The Corporation has entered into executive employment agreements with each of its Named Executive Officers, as described below.

Dr. Michael Hitch

The Corporation entered into a consulting services agreement (the "Hitch Agreement") with Michael Hitch whereby Dr. Hitch agreed to serve as the Corporation's Chief Executive Officer. Under the terms of the Hitch Agreement, the Corporation agreed to pay Dr. Hitch CDN$6,250.00 per month in exchange for management, leadership and strategic business development services. The Hitch Agreement had a three month term ending September 12, 2006. Although Dr. Hitch was no longer serving as Chief Executive Officer, he continued to provide consulting services to the Corporation and the contract was extended to December 31, 2007, with a further option for renewal until December 31, 2008. The Hitch Agreement was renewed in December 2007 for a further one year term but the payments under the Hitch Contract were reduced to CDN$5,000.00 per month. The option was not renewed by the Corporation in 2008 and Dr. Hitch no longer receives any compensation from the Corporation.

Paul Sarjeant

The Corporation entered into a consulting agreement made effective as of the 31st day of October, 2006 (the "Sarjeant Agreement") with Paul Sarjeant and his duly registered sole proprietorship (the "Consultant"), engaging Mr. Sarjeant to act as President and Chief Executive Officer of the Corporation. The compensation payable for such services is a base salary of CDN$150,000.00 per year, payable in monthly payments of CDN$12,500.00, subject to review by the Board, the payment of business expenses, the provision of consultant benefits and the awarding of bonuses at the option and discretion of the Board, to be payable in either cash or Common Shares. The initial term of the Sarjeant Agreement was three (3) years, subject to additional one (1) year extensions.

Ernest Cleave

The Corporation entered into a consulting contract agreement made as of the 10th day of November, 2005 with Ernest Cleave (the "Cleave Agreement"), engaging Mr. Cleave to act as Chief Financial Officer of the Corporation. The compensation payable for such services is a contract fee of CDN$36,000.00, payable in monthly payments of CDN$3,000.00, subject to review by the board, and compensation of expenses. The initial term of the Cleave Agreement was from November 10, 2005 to May 31, 2006, which term shall be automatically extended for additional one (1) year terms.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each Named Executive Officer outstanding as of May 31, 2009.

Outstanding Share-Based Awards and Option-Based Awards

Name and principal position	Number of securities underlying unexercised options (#)	Option-based Awards		Value of unexercised in-the-money options ($) (1)	Share-based Awards
		Option exercise price (C$)	Option expiration date		Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Dr. Michael Hitch Chairman and Former Interim CEO	150,000 100,000 225,000	1.25 1.80 0.68	January 6, 2011 April 3, 2011 September 27, 2012	117,150 120,500 130,784	Nil Nil Nil	Nil Nil Nil
Paul Sarjeant President, CEO and a Director	500,000 600,000	1.00 0.68	October 31, 2011 September 27, 2012	365,000 348,758	Nil Nil	Nil Nil
Ernest Cleave Chief Financial Officer	250,000	0.68	September 27, 2012	145,316	Nil	Nil

The following table provides information regarding the value vested or earned of incentive plan awards for the financial year ended May 31, 2009.

Value Vested or Earned During the Financial Year Ended May 31, 2009

Name and principal position	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dr. Michael Hitch Chairman and Former Interim CEO	Nil	Nil	Nil
Paul Sarjeant President, CEO and a Director	Nil	Nil	Nil
Ernest Cleave Chief Financial Officer	Nil	Nil	Nil

Incentive Plan Awards – Narrative Discussion

Pension Plan Benefits

The Corporation does not currently provide pension plan benefits to its Named Executive Officers.

Termination and Change of Control Benefits

The termination and change of control benefits set forth in the executive employment agreements entered into between the Corporation and each of its Named Executive Officers are described below.

Paul Sarjeant

The Sarjeant Agreement, described in "Summary Compensation – Narrative Discussion", above, does not contain any change of control provisions. The termination provisions are as follows:

(a)

If the Corporation terminates the Sarjeant Agreement at will, without cause, the Corporation shall pay to the Consultant within sixty (60) days of the date of termination a settlement amount equal to nine (9) months' of the base salary at the rate in effect immediately prior to the effective date of termination and, to the extent earned, pay to the Consultant within ten (10) business days of such termination, all accrued amounts due and owing under the Sarjeant Agreement;

(b)

If the Corporation terminates the Sarjeant Agreement for cause or if, during the term of the Sarjeant Agreement, Mr. Sarjeant, in the reasonable judgment of the Board, acting in good faith, becomes unable, by reason of physical or mental disability, with or without reasonable accommodation, to adequately perform the duties and obligations under the Sarjeant Agreement, the Corporation shall pay to the Consultant, to the extent earned, within ten (10) business days of such termination, all accrued amounts due and owing under the Sarjeant Agreement;

(c)

If the Consultant terminates the Sarjeant Agreement at will by giving three (3) months' prior written notice to the Board, the Corporation shall pay to the Consultant within ten (10) business days of such termination, all accrued amounts due and owing under the Sarjeant Agreement

(d)

In the event of dissolution of the Consultant or the death of Mr. Sarjeant, the Corporation shall pay all accrued amounts due and owing under the Sarjeant Agreement and such other death benefits that Mr. Sarjeant's survivors may be entitled to under such plans, programs and policies maintained by the Corporation;

(e)

In the event of termination of the Sarjeant Agreement pursuant to paragraphs (b) and (c), above, any stock options held by the Consultant that have not vested as of the date of such termination shall be deemed to be terminated and any stock options held by the Consultant that have vested as of the date of such termination shall remain exercisable subject to the terms of the stock option plan and/or agreement pursuant to which said stock options were originally granted;

(f)

In the event of termination of the Sarjeant Agreement pursuant to paragraphs (a) or (d), above, all unvested stock options held by the Consultant shall be deemed to have vested as of the effective date of termination or deemed termination to allow the Consultant (or his personal representatives) to exercise the options to purchase shares granted thereby with regard to that number of shares that the Consultant would have been entitled to purchase had his employment continued for a period of three (3) months from the effective date of such termination or deemed termination; and

(g)

In the event that any of the terms of such options set forth in paragraphs (e) and (f), above, are not ascertainable or in the event that applicable securities legislation precludes the acceleration of the vesting dates in the manner described herein, the Corporation agrees to compensate the Consultant by way of a cash payment, paid within one hundred twenty (120) days of the effective date of termination of the Consultant, of that amount of money which the Consultant would have been entitled to if it had exercised any such options on the effective date of termination or deemed termination at the applicable exercise price and sold the securities on the exchange or market where the majority of the Company's shares are then traded, at a price equal to the average trading price for the last ten (10) business days preceding the effective date of termination on which the subject securities were traded.

Ernest Cleave

The Cleave Agreement, described in "Summary Compensation – Narrative Discussion", above, does not contain any change of control provisions. The termination provisions are as follows:

(a)

If the Corporation terminates the Cleave Agreement at will, the Corporation shall pay to Mr. Cleave an amount equal to three (3) months of the contract fee at the rate in effect at the time of such termination, payable in one lump sum on the date of termination; and

(b)

If Mr. Cleave terminates the Cleave Agreement for "good reason", the Corporation shall pay to Mr. Cleave an amount equal to one (1) month of the contract fee at the rate in effect at the time of such termination, payable in one lump sum on the date of termination, where the term "good reason" means, if, without Mr. Cleave's consent, there is a material reduction in his duties and responsibilities, there is a material reduction of the contract fee or the Corporation breaches any material provision of the Cleave Agreement and such breach is not remedied within thirty (30) days' notice.

Estimated Incremental Payment on Change of Control or Termination

The following table provides details regarding the estimated incremental payments from the Corporation to each of Paul Sarjeant and Ernest Cleave upon a change of control or on termination by the Corporation without cause, assuming a triggering event occurred on May 31, 2009. The Hitch Agreement terminated December 31, 2008.

NEO and Agreement	Severance Period (# of months)	Base Salary (CDN$)	Total Incremental Payment (CDN$)
Paul Sarjeant – Sarjeant Agreement	9	150,000.00	112,500.00
Ernest Cleave – Cleave Agreement	3	36,000.00	9,000.00
TOTALS	12	186,000.00	121,500.00

Director Compensation

The Corporation has no standard arrangement pursuant to which directors are compensated for their services as directors, except for the granting from time to time of incentive stock options in accordance with the Corporation's 2004 stock option plan (discussed below under "Special Business – Ratification of Stock Option Plan"). Currently, the directors of the Corporation do not receive any compensation for attending meetings of the board of directors or a committee of the board of directors.

Director Compensation Table

The following table provides information regarding compensation paid to the Corporation's non-executive directors during the financial year ended May 31, 2009. Information regarding the compensation paid to each of Dr. Michael Hitch and Paul Sarjeant during the financial year ended May 31, 2009 (including as a director) is disclosed in the sections above relating to executive compensation.

Name	Fees earned ($)	Share-based awards ($) (1)	Option-based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
D. Richard Brown	Nil	Nil	Nil	Nil	Nil	Nil
Peter Born	Nil	Nil	Nil	Nil	Nil	Nil
Ken Hight	Nil	Nil	Nil	Nil	Nil	Nil
Harold Wolkin	Nil	Nil	Nil	Nil	Nil	Nil
TOTALS	Nil	Nil	Nil	Nil	Nil	Nil

Director Compensation – Narrative Discussion

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each non-executive director outstanding as of May 31, 2009. Information regarding the incentive plan awards for each of Dr. Michael Hitch and Paul Sarjeant during the financial year ended May 31, 2009 is disclosed in the sections above relating to executive compensation.

Outstanding Share-Based Awards and Option-Based Awards

Name	Number of securities underlying unexercised options (#)	Option-based Awards		Value of unexercised in- the-money options ($)	Share-based Awards
		Option exercise price (C$)	Option expiration date		Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
D. Richard Brown(1)	150,000 200,000 200,000	1.00 1.80 0.68	October 1, 2009 April 3, 2011 September 27, 2012	114,300 241,000 116,253	Nil Nil Nil	Nil Nil Nil
Peter Born(2)	225,000	0.68	September 27, 2012	130,784	Nil	Nil
Ken Hight(3)	Nil	N/A	N/A	N/A	N/A	N/A
Harold Wolkin(4)	Nil	N/A	N/A	N/A	N/A	N/A

Notes:

(1)	Mr. Brown was granted 450,000 options on June 23, 2009, exercisable at a price of $0.15 per common share expiring on June 23, 2014.
(2)	Mr. Born was granted 450,000 options on June 23, 2009, exercisable at a price of $0.15 per common share expiring on June 23, 2014.
(3)	Mr. Hight was granted 650,000 options on June 23, 2009, exercisable at a price of $0.15 per common share expiring on June 23, 2014.
(4)	Mr. Wolkin was granted 650,000 options on June 23, 2009, exercisable at a price of $0.15 per common share expiring on June 23, 2014.

The following table provides information regarding the value vested or earned of incentive plan awards for each non-executive director for the financial year ended May 31, 2009. Information regarding the value vested or earned of incentive plan awards for each of Dr. Michael Hitch and Paul Sarjeant for the financial year ended May 31, 2009 is disclosed in the sections above relating to executive compensation.

Value Vested or Earned During the Financial Year Ended May 31, 2009

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
D. Richard Brown	Nil	Nil	Nil
Peter Born	Nil	Nil	Nil
Ken Hight	Nil	Nil	Nil
Harold Wolkin	Nil	Nil	Nil

Incentive Plan Awards – Narrative Discussion

Retirement Policy for Directors

The Corporation does not have a retirement policy for its directors.

Directors’ and Officers’ Liability Insurance

The Corporation procured and funded a directors' and officers' insurance policy with a limit of $2,000,000 liability and carrying $25,000 deductible for an annual premium of $13,000 for the year ended December 31, 2009.

CORPORATE GOVERNANCE

Statement of Corporate Governance

Effective June 30, 2005 National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101") of the Canadian Securities Administrators was adopted. Pursuant to NI 58-101 an issuer whose common shares are traded on the TSX and which issuer is seeking proxies from its security holders for the purposes of electing directors must include in its management information circular the corporate governance practices which have been adopted by the issuer as more fully set out in NI 58-101.

Corporate governance refers to the manner in which a board of directors oversees the management and direction of a corporation. Governance is not a static issue, and must be judged from time-to-time based on the evolution of a corporation with respect to its size and the nature or its business, and upon the changing standards of the community. Not all corporate governance systems are alike. The Corporation's approach has been developed with respect to the Corporation's growth and current status. The composition of the Board is reviewed on an annual basis by the full Board and Management.

In reviewing the issue of corporate governance, the Board has determined to perform the function as an entire Board. The Board's mandate was to consider corporate governance matters and make recommendations consistent with the Corporation's position and size as a junior mining corporation. The resulting approach to corporate governance adopted by the Board reflects these recommendations and recognizes the responsibility of the Board for the stewardship of the Corporation.

The Corporation's approach to corporate governance is set out in Schedule "A" attached to this Circular. Through regular review at quarterly meetings, the Board will continue to examine these issues in light of the Corporation's development in the mineral exploration business. In addition, and as required by Multilateral Instrument 52-110 – Audit Committees ("MI 52-110"), the Corporation is required to set out detailed information concerning its Audit Committee in the Corporation's Annual Information Form which was dated August 28, 2009 (the "AIF") and as such information concerning the Audit Committee of the Corporation can be found on pages 39-41 of the AIF and the full text of the Audit Committee Charter is set out in Schedule "A" of the AIF.

The Board is currently composed of six (6) directors. One (1) of these directors is a member of Management and five (5) are outside directors who are unrelated as such term is described in the TSX Guidelines for Corporate Governance (the "Guidelines").

For the Corporation, the implementation of a detailed system to address every issue of corporate governance would be an undue strain on the resources and finances of a junior corporation. In order to address a wide range of issues of governance more effectively, the board has elected to undertake three (3) areas of activity through board discussion, consensus or through the partial assistance of the Board, as follows:

The tasks of appointing and assessing directors, and the assessment of the effectiveness of the Board, its committees and individual directors, are carried out by the full Board, rather than by appointed committees. New directors are given background materials and a review of the Corporation's development.

(a)

The Board monitors Management on a regular basis. The annual budget is reviewed regularly by the Board and by the Audit Committee as a basis to assess performance and progress. This procedure is favoured over the use of formal mandates which would define limits to Management's responsibilities, or the use of procedures to approve the Chief Executive Officer's corporate objectives to ensure the Board can function independently of Management. However, the Board will consider, on an ongoing basis, issues concerning the independence of the Board from Management.

(b)

The Board has not adopted a system that would enable an individual director to engage an advisor at the expense of the Corporation in appropriate circumstances. At this time, agreement by the Board to any such retainer, if at the expense of the Corporation, would be required.

The Board has appointed a Chairman who is other than the Chief Executive Officer.

The committees of the Board are comprised primarily of outside directors and function as set out below.

The Audit Committee meets as required to review the annual and quarterly financial statements, matters relating to the securities commissions, investments and transactions that could adversely affect the well-being of the Corporation and Management's recommendations regarding share issues of the Corporation. The Audit Committee also establishes and monitors procedures to reduce conflicts of interest and for reviewing audit and financial matters. Through meetings with external auditors and senior Management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for the Corporation. At all times, at least one (1) Audit Committee member possesses accounting or related financial expertise, while the remaining members are, at minimum, possessed of significant experience in analyzing the financial condition of corporations. The Board has adopted a charter for the Audit Committee which sets out the responsibilities of the Audit Committee and provides guidance to Audit Committee members as to their duties which charter is attached to the Corporation's AIF, as described above. The Audit Committee of the Corporation currently consists of three (3) members: D. Richard Brown, Harold Wolkin and Peter Born. Each of Mr. Brown, Mr. Wolkin and Dr. Born all qualify as independent directors and are financially literate as defined in MI 51-110.

The Compensation Committee reviews compensation practices and Management succession and approves the remuneration of the Corporation's senior executives, including the Chief Executive Officer. The Compensation Committee also monitors the integrity of Management through periodic meetings with the Chief Executive Officer. The Compensation Committee is currently comprised of three (3) directors: D. Richard Brown, Harold Wolkin and Dr. Michael Hitch. Each of Mr. Brown, Dr. Hitch and Mr. Wolkin qualify as independent directors as defined in MI 52-110.

Finally, although the Guidelines do not emphasize issues of environmental concern, the Board recognizes its responsibility to ensure that the Corporation's operations do not result in an adverse impact on the environment.

The Board remains committed to the ongoing development and improvement of the Corporation, its systems and in particular corporate governance. Shareholder feedback is encouraged at all times and commentary is always welcome. Shareholders are invited to address their comments to the attention of Chairman.

SPECIAL BUSINESS

APPROVAL AND RATIFICATION OF STOCK OPTION PLAN

The Corporation's 2004 stock option plan, as amended November 30, 2006 ("Option Plan"), a copy of which is attached hereto as Schedule "B", was previously adopted by the directors, introduced to and approved by the Shareholders on March 26, 2004, ratified on November 8, 2005 and amended and approved by the Shareholders on November 30, 2006. Amendments to the Option Plan were approved by the Board effective October 30, 2009. Shareholder approval is required to ratify these amendments. Pursuant to the rules of the TSX, the Corporation is required to receive shareholder renewal approval of the Option Plan every three (3) years. Shareholders will therefore be asked at the Meeting to consider and, if thought advisable, to ratify and approve the Option Plan, as amended October 30, 2009.

The Corporation had 44,985,431 issued and outstanding Common Shares on October 23, 2009 and the aggregate maximum number of Common Shares that may be reserved for issuance under the Option Plan is 20% of the issued and outstanding Common Shares of the Corporation, which as at October 23, 2009 was equal to 8,997,086 Common Shares.

As of October 23, 2009, there were 7,150,000 Options outstanding under the Option Plan, representing approximately 15.89% of the Corporation's issued and outstanding Common Shares. Accordingly, as of October 23, 2009 there were 1,847,086 unallocated Options available for issuance under the Option Plan, representing approximately 4.11% of the Corporation's issued and outstanding Common Shares.

Description of the Option Plan

The purpose of the 2004 Plan is to assist the Corporation in attracting, retaining and motivating directors, officers and employees of the Corporation and to closely align the personal interests of such directors, officers and employees with the interests of the Corporation and its Shareholders.

The Board of Directors may grant stock options to eligible directors, employees and consultants of the Corporation (and, when applicable, companies wholly-owned by any such director or employee).

Under the Option Plan:

1.

options may be granted in such numbers and with such vesting provisions as the Board may determine, where stock options granted to consultants engaged to provide investor relations activities shall vest in stages over a period of twelve (12) months from the grant date of such stock options with no more than ¼ of any such stock options granted vesting in any three-month period;

2.	in accordance with TSX requirements, in no case will the grant of options under the Plan result in:

(a)

the number of Common Shares reserved for issuance pursuant to stock options granted to insiders and their associates (as those terms are defined in the Securities Act (Ontario)) at any time under all security based compensation arrangements exceeding ten percent (10%) of the issued and outstanding common shares;

(b)

the grant to insiders, within any twelve (12) month period, of stock options reserving for issuance a number of Common Shares exceeding in the aggregate ten percent (10%) of the issued and outstanding Common Shares of the Corporation;

(c)

the grant to any single individual within any twelve (12) month period, of stock options reserving for issuance a number of Common Shares of the Corporation exceeding in the aggregate five percent (5%) of the issued and outstanding Common Shares of the Corporation;

(d)

the grant to any consultant engaged by the Corporation to provide investor relations activities, within any twelve-month period, of stock options reserving for issuance a number of Common Shares exceeding in the aggregate one percent (1%) of the Corporation's issued and outstanding Common Shares; or

(e)

the grant to any one consultant, in any twelve-month period, of stock options reserving for issuance a number of Common Shares exceeding in the aggregate two percent (2%) of the Corporation's issued and outstanding Common Shares;

3.

the Board shall determine the exercise price of stock options granted under the Option Plan, where the exercise price of Options shall not be less than the "discounted market price" of the Common Shares at the date of granting such stock option, where in no case will the "discounted market price"be less than the minimum prescribed by each of the organized trading facilities as would apply to the grant date in question ("discounted market price" means the greater of the closing market price of the underlying securities on (a) the trading day prior to the date of grant of the option; and (b) the date of grant of the option);

4.	the term and expiry date of any stock options granted shall be determined in the discretion of the Board at the time of granting of such stock option, where the maximum term shall be five years;

5.	the stock options are not assignable or transferable, with the exception of an assignment made to a personal representative of a deceased option holder;

6.

in the event of the resignation or retirement of a director prior to the expiry time of a stock option, such stock option shall cease and terminate on the ninetieth day following the effective date of such resignation or retirement (or the expiry time of such stock option, whichever occurs first, and thereafter shall be of no further force or effect whatsoever as to the Common Shares in respect of which such stock option has not previously been exercised), unless the director ceases to be director of the Corporation as a result of: (i) ceasing to meet the qualifications of a director as set forth in the Business Corporations Act (Ontario); (ii) a shareholders' resolution removing such director; or (iii) an order made by a regulatory authority having jurisdiction to so order, in which instances such stock option shall cease and terminate on the effective date of such director ceasing to be a director of the Corporation;

7.

in the event of the termination of the employment of an employee or consultant of the Corporation prior to the expiry time of a stock option, such stock option shall cease and terminate on the thirtieth day following the effective date of such termination (or the expiry time of such stock option, whichever occurs first, and thereafter shall be of no further force or effect whatsoever as to the Common Shares in respect of which such stock option has not previously been exercised), unless the employee or consultant ceases to be an employee or consultant as a result of: (i) termination for cause; or (ii) an order made by a regulatory authority having jurisdiction to so order, in which instances such stock option shall cease and terminate on the date of termination of such employee or consultant;

8.

in the event of the death of an option holder prior to the expiry time of a stock option, such stock option shall be exercisable until the earlier of one (1) year following the death of the holder (or the expiry time of such stock option, whichever occurs first, and thereafter shall be of no further force or effect whatsoever as to the Common Shares in respect of which such stock option has not previously been exercised);

9.

in the event that an option holder commits an act of bankruptcy or insolvency and such proceeding remains undismissed for a period of thirty (30) days, no stock option held by such option holder may be exercised following the date on which such option holder commits such act of bankruptcy or such proceeding remains undismissed, as the case may be;

10.

in the event the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned subsidiary) or to liquidate, dissolve or wind-up, or in the event an offer to purchase or repurchase the Common Shares of the Corporation or any part thereof shall be made to all or substantially all holders of Common Shares of the Corporation, the Corporation shall have the right, upon written notice thereof to each option holder holding stock options, to permit the exercise of all such stock options within the twenty (20) day period next following the date of such notice and to determine that upon the expiration of such twenty (20) day period, all such stock options shall terminate;

11.

in the event of the sale by the Corporation of all or substantially all of the assets of the Corporation, any outstanding stock option may be exercised as to all or any part of the optioned Common Shares in respect of which the option holder would have been entitled to exercise the stock option at the date of completion of any such sale at any time up to and including, but not after the earlier of: (i) the close of business on that date which is thirty (30) days following the date of completion of such sale; and (ii) the close of business on the expiry date of such stock option;

12.

the aggregate number of Common Shares that may be reserved for issuance under the Option Plan, together with any Common Shares reserved for issuance under any other share compensation arrangement must not exceed twenty percent (20%) of the number of Common Shares, on a non-diluted basis, outstanding at the time; and

13.

The Board may terminate the Option Plan at any time provided that such termination will not alter the terms or conditions of any option or impair any right of any option holder pursuant to any option granted prior to the date of such termination, which will continue to be governed by the provisions of the Option Plan.

Effective October 30, 2009, the Board approved the following amendments to the Option Plan:

1.	Section 3.8, which deals with the adjustment provisions of the Option Plan, was revised to specify that any adjustments made shall be subject to the approval of the TSX, if required;

2.

Section 6.6, which deals with the termination provisions of the Option Plan, was revised to specify that the Board may terminate the Option Plan at any time upon receipt of requisite regulatory approval;

3.

Section 6.1, which relates to the amendment provisions of the Option Plan, was revised to clarify the powers of the Board to amend the Option Plan. Section 6.1 was amended to specify that the Board has the discretion to make any amendments to the Option Plan that it may deem necessary, without having to obtain shareholder approval, including, without limitation:

(a)	minor changes of a "house-keeping nature";

(b)

amending options under the Option Plan, including with respect to the option period (provided that the period during which an option is exercisable does not exceed ten (10) years from the date the option is granted and that such option is not held by an "insider"), vesting period, exercise method and frequency, subscription price (provided that such option is not held by an "insider") and method of determining the subscription price, assignability and effect of termination of a participant's employment or cessation of a participant's directorship;

(c)	changing the class of participants eligible to participate under the Option Plan;

(d)

advancing the date on which any option may be exercised or extending the expiration date of any option, provided that the period during which an option is exercisable does not exceed ten (10) years from the date the option is granted;

(e)	changing the terms and conditions of any financial assistance that may be provided by the Corporation to participants to facilitate the purchase of Common Shares under the Option Plan; and

(f)	adding a cashless exercise feature, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Common Shares from the Option Plan reserve; and

4.	The Option Plan was further amended to specify in Section 6.2 that:

(a)

shareholder approval must be obtained in the case of any amendment to the amendment provisions of the Option Plan, any increase in the maximum number of Common Shares issuable under the Option Plan and any reduction in the exercise price or extension of the option period benefiting an insider, in addition to such other matters that may require shareholder approval under the rules and policies of the TSX; and

(b)

disinterested shareholder approval must be obtained for any changes to the insider participation limits in the Option Plan or if the number of Common Shares reserved for issuance to any one (1) person exceeds five percent (5%) of the issued and outstanding Common Shares.

Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution in the following form:

"WHEREAS:

1.

The Board of Directors of the Corporation adopted the Corporation's stock option plan, introduced to and approved by the Shareholders on March 26, 2004, ratified on November 8, 2005, amended and approved by the Shareholders on November 30, 2006 (the "Option Plan"), which does not have a fixed maximum number of common shares issuable;

2.

The Board of Directors approved certain amendments (the "Amendments") to the Option Plan effective October 30, 2009, as more particularly set forth in the accompanying management information circular, where shareholder approval is required to ratify the Amendments; and

3.

The rules of the Toronto Stock Exchange provide that all unallocated options, rights or other entitlements under a security-based compensation arrangement that does not have a fixed number of maximum securities issuable be approved every three (3) years.

BE IT RESOLVED as an ordinary resolution of the shareholders of the Corporation that:

1.	The Amendments are hereby ratified and approved;

2.	All unallocated options under the Option Plan be and are hereby approved;

3.

The Corporation has the ability to continue granting options under the Option Plan until November 30, 2012, being the date that is three (3) years from the date where shareholder approval is being sought; and

4.

Any one (1) director or officer of the Corporation be and he or she is hereby authorized and directed to do all acts and things and to execute, whether under the corporate seal of the Corporation or otherwise, and deliver all agreements, certificates and documents necessary or desirable to fully effect the forgoing resolutions."

UNLESS OTHERWISE SPECIFIED, THE PERSONS NAMED IN THE ACCOMPANYING PROXY INTEND TO VOTE FOR THE PROPOSED RATIFICATION OF THE OPTION PLAN, UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT SUCH SHARES ARE TO BE VOTED AGAINST SUCH ORDINARY RESOLUTION

PRIVATE PLACEMENT FINANCING

The Corporation wishes to complete a non-brokered private placement (the "Private Placement") to be comprised of up to a total of 26,666,667 units (each a "Unit") in the capital of the Corporation, at a price per Unit equal to $0.075 (the "Offering Price"). Each Unit shall be comprised of one (1) common share in the capital of the Corporation and one (1) common share purchase warrant (each, a "Warrant"), with each Warrant entitling the holder thereof to acquire a further common share of the Corporation at an exercise price equal to $0.12 until the second anniversary following the closing of the Private Placement. The Warrants will contain standard anti-dilution provisions which would result in an adjustment to the number or exercise price of the Warrants upon the occurrence of certain events.

The Corporation has entered into a unit purchase agreement dated October 16, 2009 (the "Centerpoint Agreement") with Centerpoint Resources, Inc., a corporation incorporated under the laws of the Province of British Columbia ("Centerpoint"). Pursuant to the Centerpoint Agreement, Centerpoint has agreed to subscribe for 20,000,000 Units under the Private Placement. Centerpoint does not currently own or exercise control over any common shares in the capital of the Corporation.

In addition to containing the representations and warranties standard in a transaction of this type, the Centerpoint Agreement also contains certain closing conditions in favour of Centerpoint. These closing condition include, among others, receipt of satisfactory title opinions in respect of the Corporation's properties located in Ontario and evidence of the receipt of all permits in respect of all of the Corporation's properties required for work to be completed on the properties. Centerpoint’s obligation to purchase the 20,000,000 Units is also subject to receipt by the Corporation of the required regulatory and shareholder approvals and satisfaction by the Corporation of the closing conditions (including those listed herein) on or before December 11, 2009. Centerpoint's acquisition of the 20,000,000 Units will result in its holding 44.46% (47.07% on a fully diluted basis) of the Corporation's issued and outstanding share capital on closing.

The details of the Private Placement are more particularly set out on the Terms of the Offering annexed hereto as Schedule "C".

As (i) the number of Common Shares to be issued or reserved for issuance pending completion of the Private Placement (being up to a maximum of 53,333,334 Common Shares or approximately 118.6% of the current issued share capital) exceeds 25% of the Corporation's currently issued and outstanding Common Shares; (ii) 20,000,000 of the Units subscribed for under the Private Placement will be issued to Centerpoint which will materially affect control of the Corporation; and (iii) the Offering Price is at a 29% discount to the market price on the date the Centerpoint Agreement was entered into which is greater than the 25% discount permitted under the terms of the TSX Company Manual, the Toronto Stock Exchange requires the Corporation to obtain the approval of its shareholders for the Private Placement.

Insiders of the Corporation will be permitted to participate in the Private Placement, but in no event will they be permitted to acquire more than 2,249,271 Units being the number of Units (on a fully diluted basis) which is equal to 10% of the number of Common Shares outstanding on the date hereof. Insider participation in the Private Placement will be as follows:

Insider	Current Holdings	% of issued and outstanding prior to Private Placement	Maximum # of Units to be Purchased[1]	% of issued and outstanding following Private Placement[2]	% of issued and outstanding following Private Placement (fully diluted)[2]
Richard Brown	5,000	0.01%	266,667	0.60%	1.18%
Paul Sarjeant	Nil	0%	200,000	0.44%	0.88%
Michael Hitch	Nil	0%	200,000	0.44%	0.88%
Ken Hight	Nil	0%	133,333	0.30%	0.59%
Peter Born	Nil	0	266,667	0.59%	1.17%

The full text of the resolution shareholders will be asked to approve is attached to this Circular as Schedule "D". To be approved, the resolution must be passed by a majority of the disinterested votes entitled to be cast and counted by shareholders at the Meeting in respect of this resolution. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the resolution approving, ratifying and confirming the Private Placement.

ELECTION OF DIRECTORS

The shareholders of the Corporation are scheduled to elected a slate of directors five (5) directors at this meeting. It is proposed that conditional upon the completion of the terms of the Centerpoint Agreement including the closing of the purchase by Centerpoint of 20,000,000 Units under the Private Placement, the Board of Directors be increased to seven (7) directors by adding an additional two (2) directors nominated by Centerpoint to serve alongside the five directors elected at this meeting. Shareholders must approve this increase to the Board by special resolution. Centerpoint has nominated Mr. Jack Ausitn and Mr. Tedd Nunnn to fill the vacancies that will be created and information concerning these two candidates is found below.

Jack Austin - The Hon. Jack Austin, P.C, Q.C. is a graduate in law from the University of British Columbia and Harvard Law School. He practised law in Vancouver for nearly 20 years specializing in natural resource law, securities and finance. In public life he served for four years as Deputy Minister of Energy, Mines and Resources in Ottawa, one and a half years as Chief of Staff to Prime Minister Trudeau, Cabinet Minister in the Trudeau government (1981-1984), and in the Martin government (2003-2006). Mr. Austin served as a Senator representing British Columbia from 1975 to 2007. Currently he is Senior Advisor-International to Stern Partners Inc. a private investment group, a director of two public companies, and President of Centerpoint Resources Inc. of Vancouver, a private company owned by Canadian and Chinese investors in the natural resources sector.

Ted Nunn – Mr. Nunn has been associated with the mining industry for 41 years primarily working in project engineering and management for mine operating companies. Twenty of these years were experienced in the coal and industrial mineral industries for: Kaiser Resources, An Tai Bao Surface Coal Mine (China), Greymouth Coal (New Zealand), and Crystal Graphite Corporation (Canada & China). His metal mining experience included Cominco (four operations), Lornex Mining Corp., Echo Bay Mines, and Granduc Operating Company. His experience includes exploration, geological engineering, civil/structural engineering, mine engineering, contract management, financial analyses, governmental affairs, and project/construction management in both open pit and

__________________________
1 Insiders may purchase less than the number of units set out in this chart but in no event will they acquire more than the allotted number.
2 Assumes completion of only the Insider's portion of the Private Placement. If the Private Placement is fully subscribed, the percentages will be substantially lower.

underground mining environments. Mr. Nunn is a Registered Professional Engineer in British Columbia graduating in Mining Engineering from Queen’s University in 1975. Mr. Nunn is presently Vice President – Technical Services for Centerpoint Resources Inc., President of Centershield Gold Mines Inc., and a Director for Anglo Swiss Resources Inc.

UNLESS A CHOICE IS OTHERWISE SPECIFIED, IT IS INTENDED THAT THE SHARES REPRESENTED BY THE PROXIES HEREBY SOLICITED WILL BE VOTED BY THE PERSONS NAMED THEREIN FOR THE SPECIAL RESOLUTION OF SHAREHOLERS INCREASING THE NUMBER OF DIRECTORS FROM FIVE (5) TO SEVEN (7) AND FOR THE ELECTION OF THE NOMINEES PUT FORTH BY CENTERPOINT, AS SET FORTH ABOVE.

OTHER MATTERS

Management is not aware of any other business to come before the Meeting other than as set forth in the Notice of Meeting accompanying this Information Circular. If any other business properly comes before the Meeting, it is the intention of the persons named in the Instrument of Proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on the SEDAR website located at www.sedar.com. Additional financial information is provided in the Corporation's audited financial statements and management discussion and analysis for the year ended May, 31, 2009. Shareholders may contact the Corporation at Grandview Gold Inc., 330 Bay Street, Suite 820, Toronto, ON M5H 2S8, Attention: Paul Sarjeant to request copies of the Corporation's financial statements and accompanying management's discussion and analyses.

GENERAL

Information contained herein is given as of the October 30, 2009. Save for the matters referred to herein, Management knows of no other matters intended to be brought before the Meeting. However, if any matters, which are not now known to management of the Corporation, shall properly come before the Meeting, the Proxy given pursuant to this solicitation by Management will be voted on such matters in accordance with the best judgment of the person voting the Proxy, in the event such discretionary authority is provided in the Proxy. The contents and sending of this Information Circular have been approved by the Directors of the Corporation.

) BY ORDER OF THE BOARD
)
)
) "Dr. Michael Hitch"
) DR. MICHAEL HITCH, PHD., P. GEO
) Chairman of the Board

SCHEDULE "A"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following table details the Corporation’s corporate governance practices and addresses the disclosure requirements set out in Form 58-101F1 - Corporate Governance Disclosure:

1. BOARD OF DIRECTORS
Independent Directors	The Corporation's four independent directors are: D. Richard Brown, Harold Wolkin, Ken Hight and Peter Born.
Composition of the Board	The Board is composed of five (5) independent directors and one (1) non- independent director.
Non-independent directors	The Corporation's non-independent director is Paul Sarjeant. Mr. Sarjeant is the President and CEO of the Corporation.
Other directorships
	Directors	Issuers	Issuer Reporting Jurisdiction	Stock Exchange
	D. Richard Brown	Asia Now Resources Corp.	Ontario	TSX Venture Exchange: NOW
	Peter Born	Cuda Capital Corp. Alderon Resources Corp.	British Columbia British Columbia Alberta	TSX Venture Exchange: CDP TSX : ADP
	Ken Hight	Lucrum Capital Corp.	British Columbia	TSX Venture Exchange: LRU
	Paul Sarjeant	Golden Harp Resources Inc.	British Columbia Alberta Ontario	TSX Venture Exchange: GHR
Board meetings held

The independent directors of the Board do not hold meetings at which non- independent directors and members of management are not in attendance. The Corporation holds quarterly meetings and other meetings as required, at which the opinion of the independent directors is sought and duly acted upon for all material matters related to the Corporation.

Chair of the Board	The Board has an independent director as the chair of the board. Michael Hitch chairs the meetings of the Board and actively seeks out the views of all directors on all Board matters.
Board meeting attendance	With the exception of Richard Brown and Ken Hight, who missed 1 and 2 meetings, respectively, the directors attended all Board meetings in fiscal 2009.
2. BOARD MANDATE

The Board assumes responsibility for stewardship of the corporation, including overseeing all of the operation of the business, supervising management and setting milestones for the Corporation. The Board reviews the statements of responsibilities for the Corporation including, but not limited to, the code of ethics and expectations for business conduct.

The Board approves all significant decisions that affect the Corporation and its subsidiaries and sets specific milestones towards which management directs their efforts.

The Board ensures, at least annually, that there are long-term goals and a strategic planning process in place for the Corporation and participates with Management directly or through its committees in developing and approving the mission of the business of the Corporation and the strategic plan by which it proposes to achieve its goals, which strategic plan takes into account, among other things, the opportunities and risks of the Corporation's business. The strategic planning process is carried out at each Board meeting where there are regularly reviewed specific milestones for the Corporation.

The strategic planning process incorporates identifying the main risks to the Corporation's objectives and ensuring that mitigation plans are in place to manage and minimize these risks. The Board also takes responsibility for identifying the principal risks of the Corporation's business and for ensuring these risks are effectively monitored and mitigated to the extent practicable. The Board appoints senior Management. As the Corporation has grown it has seen that Management has also grown, mitigating risk with respect to succession planning.

The Corporation adheres to all regulatory requirements with respect to the timeliness and content of its disclosure. The Board approves all of the Corporation's major communications, including annual and quarterly reports and press releases. The CEO or Chair (on behalf of the Board) authorizes the issuance of news releases. The CEO and the Chair are generally the only individuals authorized to communicate with analysts, the news media and investors about information concerning the Corporation.

The Board and the Audit Committee examine the effectiveness of the Corporation's internal control processes and information systems.

The Board as a whole, given its small size, is involved in developing the Corporation's approach to corporate governance. The number of scheduled meetings of the Board varies with circumstances. In addition, special meetings are called as necessary. The Chair establishes the agenda at each Board meeting and submits a draft to each director for their review and recommendation for items for inclusion on the agenda. Each director has the ability to raise subjects that are not on the agenda at any meeting of the Board. Meeting agendas and other materials to be reviewed and/or discussed for action by the Board are distributed to directors in time for review prior to each meeting.

Board members have full and free access to senior Management and employees of the Corporation

3. POSITION DESCRIPTION
Chairman of the Board and Committee Chairs: role and responsibilities

The Board does not currently have a separate written description for the chair. The Board as a whole is responsible for and is continuing to develop recommendations for structures and procedures to clearly define the role and responsibilities of the Chair and the chair of each Board committee. The Chair of the Board is independent of Management and is responsible for leading the discussion and ensuring that the Board convenes as often as is required in order to meet the needs of the Corporation. In addition, the Chair also meets with the CEO on a regular basis to help with this function. The Audit Committee has a chair and a charter which charter provides structure and guidance with respect to the roles of the board, committee and the chair. In addition, the chair of the Audit Committee is independent of Management. The Compensation Committee does not have a written description for the chair. The Chair of the Compensation Committee is independent from Management and the Compensation Committee is currently reviewing documentation which would help to better delineate the roles of the members of the committee.

Office of the CEO: role and responsibilities

The Board and the CEO have not developed formal documented position description for the CEO. The Board is currently of the view that the respective corporate governance roles of the Board and Management, as represented by the CEO, are clear and that the limits to Management's responsibility and authority are well-defined. In order to monitor and ensure that these roles are defined, the Chairman meets with the CEO and CFO on a regular basis to ensure that all matters requiring Board review and/or approval are brought before the Board and that Management is working within the bounds of their authority. As the Corporation is a junior mining corporation there are only two senior officer positions and as such the role of the CEO is broad but the Board believes that as a result of relevant corporate governance initiatives and the frequent meeting of the Chairman and the CEO, there is sufficient delineation.

4. ORIENTATION AND CONTINUING EDUCATION
New director orientation

The Corporation does not have a formal orientation and education program for new directors. However, new directors are provided with relevant materials with respect to the Corporation as well as being oriented on relevant corporate issues by senior management and legal counsel.

Continuing education of the board

The Board currently does not provide continuing education for its directors. By using a Board composed of experienced professionals with a wide range of financial, exploration and mining expertise, the Corporation ensures that the Board operates effectively and efficiently. Currently, the Board members have access to and actively consult with legal counsel to the Corporation on various matters with respect to their duties and obligations to the Corporation. The Board is currently working to implement formal policies on a number of corporate governance matters and upon implementation also plans to provide written information and orientation with respect to such policies to the Board members.

5. ETHICAL BUSINESS CONDUCT
Code of ethics	The Board has not adopted a written code of ethics and expectations for business conduct for the directors, officers and employees of the Corporation.
Handling non-arm’s length transactions

Directors with an interest in a material transaction are required to declare their interest and abstain from voting on such transactions. A thorough discussion of the documentation related to material transaction is required for review by the Board, particularly independent directors.

Culture of ethical conduct	The Board seeks directors who have solid track records in spheres ranging from financial to exploration and mining in order to ensure a culture of ethical business conduct.
6. NOMINATION OF DIRECTORS
Identifying nominees	All of the Corporation's directors are involved in the search for new directors.
Nominating committee

The Board does not have a nominating committee. A new director should have direct experience in the mining business and significant public company experience. The nominee must not have a significant conflicting public company association. Experienced mining directors are currently difficult to source as a result of the high level of activity in the mining sector.

Role and responsibilities of the nominating committee	The Board does not have a nominating committee at the present time.
7. COMPENSATION
Determining directors’ and officers’ compensation

The Board reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development. There is no minimum share ownership requirement of directors. Director's compensation is in the form of stock options. The Corporation's compensation committee reviews the amounts and effectiveness of stock option compensation.

Composition of the compensation committee	The Compensation Committee consists of three (3) directors: D. Richard Brown, Harold Wolkin and Michael Hitch. Messrs. Brown, Hitch and Wolkin are independent.

Roles and responsibilities of the compensation committee

The Compensation Committee convenes at least once annually to review director and officer compensation and status of stock options. The Compensation Committee also responds to requests from Management and the Board to review recommendations of Management for new senior employees and their compensation. The Compensation Committee has the power to approve and/or amend these recommendations.

Use of a compensation consultant or advisor	The Corporation has felt no need to retain any compensation consultants or advisors at any time since the beginning of the Corporation's most recently completed financial year.
8. OTHER BOARD COMMITTEES
Other board committees	The Corporation does not currently have any other committees.
9. ASSESSMENTS
Board and committee effectiveness

The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors. The Audit Committee, as part of their annual review, assesses the effectiveness of the Board and its independence. The Audit Committee assesses the adequacy of the information provided, the regular nature of the communication between the Board and Management and reviews whether Management is following the mandated strategic direction as set out in the Board's direction and Management milestones.

The Board assesses the CEO's effectiveness in attaining the Corporation's corporate objectives, budgets and milestones.

Management and directors communicate with shareholders on an ongoing basis, and shareholders are regularly consulted on the effectiveness of Board members and senior staff.

SCHEDULE "B"

2004 STOCK OPTION PLAN

STOCK OPTION PLAN
(AS AMENDED NOVEMBER 30, 2006 AND OCTOBER 30, 2009 BY THE BOARD OF DIRECTORS)

WHEREAS the Board (as defined below) has decided it to be in the best interest of GRANDVIEW GOLD INC. (the "Corporation") to implement a stock option plan (the "2004 Plan") as a "rolling" plan and to establish the number of shares reserved for issuance following the due exercise of Options (as defined below) under the 2004 Plan (as amended) as 20% of the issued and outstanding Shares in the capital of the Corporation from time to time.

ARTICLE I
DEFINITIONS AND INTERPRETATION

1.1 Definitions. Where used in this 2004 Plan, unless there is something in the subject matter or context inconsistent therewith, the following terms will have the meanings set forth below:

(a)

"2004 Plan" means the Corporation's 2004 Stock Option Plan as approved by the shareholders of Grandview Gold Inc. on March 26, 2004, as amended and approved by the shareholders of the Corporation on November 30, 2006 and as amended effective October 30, 2009 by the Board.

(b)

"Administrator" means, initially, the President or Secretary of the Corporation and thereafter will mean such director or other senior officer or employee of the Corporation or a duly appointed committee thereof as may be designated as Administrator by the Board from time to time.

(c)	"Associate" has the meaning ascribed to it in Section 1(1) of the Securities Act.

(d)

"Board" means the board of directors of the Corporation, or any duly appointed committee thereof to which the board of directors of the Corporation has delegated the power to administer and grant Options under this 2004 Plan, as constituted from time to time.

(e)	"Cause" means:

(i)	"cause" as such term is defined in the written employment agreement between the Corporation and the Employee; or

(ii)

in the event there is no written employment agreement between the Corporation and the Employee or "cause" is not defined in the written employment agreement between the Corporation and the Employee, the usual meaning of cause under the laws of Ontario.

(f)

"Company" unless specifically indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust, association, or other entity other than an individual.

(g)	"Consultant" means an individual or a Company of which the said individual is an employee, shareholder or partner, other than an Employee or Director of the Corporation, who:

(i)

is engaged to provide on a ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to a subsidiary of the Corporation, other than services provided in relation to a distribution of the Corporation's securities;

(ii)	provides the services under a written contract between the Corporation or a subsidiary of the Corporation and the individual or the Consultant's Company;

(iii)	in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the business and affairs of the Corporation or a subsidiary of the Corporation; and

(iv)	has a relationship with the Corporation or a subsidiary of the Corporation that enables the individual to be knowledgeable about the business and affairs of the Corporation.

(h)	"Corporation" means Grandview Gold Inc.

(i)

"Directors" means directors and senior officers of the Corporation or a subsidiary of the Corporation to whom stock options may be granted in reliance on a prospectus exemption under applicable Securities Laws.

(j)

"Discounted Market Price" means the greater of the closing market price of the underlying securities on (a) the trading day prior to the date of grant of the option; and (b) the date of grant of the option.

(k)

"disinterested Shareholder approval" means approval by a majority of the votes cast by all shareholders of the Corporation at a duly called and held meeting of shareholders of the Corporation, excluding votes attaching to Shares beneficially owned by:

(i)	Insiders to whom Options may be granted under this 2004 Plan; and

(ii)	Associates of Persons referred to in (k)(i) above.

(l)	"Effective Date" means the effective date of this 2004 Plan being October 1, 2004.

(m)	"Employee" means an individual who:

(i)

is considered an employee of the Corporation or a subsidiary of the Corporation under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and CPP deductions must be made at source); or

(ii)

works full-time for the Corporation or a subsidiary of the Corporation providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a subsidiary of the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source; or

(iii)

works for the Corporation or a subsidiary of the Corporation on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a subsidiary of the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source.

(n)	"Exercise Notice" means the notice respecting the exercise of an Option, in the form set out in Exhibit "I" of the Option Agreement, duly executed by the Option Holder.

(o)

"Exercise Period" means the period during which a particular Option may be exercised and, subject to earlier termination in accordance with the terms hereof, is the period from and including the Grant Date through to and including the Expiry Date.

(p)

"Exercise Price" means the price per Share at which Shares may be purchased under an Option duly granted under this 2004 Plan as determined in accordance with Section 3.5 of this 2004 Plan and, if applicable, adjusted in accordance with Section 3.8 of this 2004 Plan.

(q)	"Existing Options" has the meaning given in Section 3.2 of this 2004 Plan.

(r)

"Expiry Date" means the date determined in accordance with Section 3.3 of this 2004 Plan and after which a particular Option cannot be exercised and is deemed to be null and void and of no further force or effect.

(s)	"Grant Date" means the date on which the Board grants a particular Option.

(t)	"Insider" means:

(i)	a director or senior officer of the Corporation;

(ii)	a director or senior officer of a Company that is an Insider or subsidiary of the Corporation;

(iii)	a Person that beneficially owns or controls, directly or indirectly, Voting Shares carrying more than 10% of the voting rights attached to all Voting Shares of the Corporation; or

(iv)	the Corporation itself if it holds any of its own securities.

(u)	"Limit" shall have the meaning ascribed thereto in Section 3.2 of this 2004 Plan.

(v)	"Market Price" means the last closing price of the Corporation's Shares before the issuance of the required news release disclosing the grant of an Option.

(w)	"OBCA" means the Business Corporations Act (Ontario), as amended from time to time.

(x)	"Option" means an option to acquire Shares granted to a Director, Employee or Consultant pursuant to this 2004 Plan.

(y)	"Option Agreement" means an agreement, in the form substantially similar as that set out in Schedule "A" hereto, evidencing an Option granted under this 2004 Plan.

(z)

"Option Holder" means a Director, Employee or Consultant or former Director, Employee or Consultant, to whom an Option has been granted and who continues to hold an unexercised and unexpired Option or, where applicable, the Personal Representative of such person.

(aa)	"Plan" means this stock option plan as may be amended from time to time.

(bb)	"Person" means a Company or an individual.

(cc)	"Personal Representative" means:

(i)	in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

(ii)	in the case of an Option Holder who, for any reason, is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder.

(dd)

"Regulatory Authorities" means all stock exchanges and other organized trading facilities on which the Corporation's Shares are listed and all securities commissions or similar securities regulatory bodies having jurisdiction over the Corporation.

(ee)	"Re-Organization Event" has the meaning given in Section 3.8 of this 2004 Plan.

(ff)

"Securities Laws" means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that govern or are applicable to the Corporation or to which it is subject.

(gg)

"Share" or "Shares" means, as the case may be, one or more common shares without par value in the capital stock of the Corporation as constituted on the Effective Date or, in the event of an adjustment contemplated by Section 3.5 of this 2004 Plan, such other shares or securities to which an Option Holder may be entitled upon the due exercise of an Option as a result of such adjustment.

(hh)

"Share Compensation Arrangement" means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance of Shares to one or more Directors, Employees or Consultants, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise.

(ii)	"Termination Date" means:

(i)

in the case of the resignation of the Option Holder as an Employee of the Corporation, the date that the Option Holder provides notice of his or her resignation as an Employee of the Corporation to the Corporation; or

(ii)

in the case of the termination of the Option Holder as an Employee of the Corporation by the Corporation for any reason other than death, the effective date of termination set out in the Corporation's notice of termination of the Option Holder as an Employee of the Corporation to the Option Holder; or

(iii)	the effective date of termination of a Director, Employee or Consultant pursuant to an order made by any Regulatory Authority having jurisdiction to so order.

(jj)	"TSX" means the Toronto Stock Exchange.

(kk)	"Voting Share" means a security of the Corporation that:

(i)	is not a debt security; and

(ii)	carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

1.2 Choice of Law. This 2004 Plan is established under and the provisions of this 2004 Plan will be subject to and interpreted and construed in accordance with the laws of the Province of Ontario.

1.3 Headings. The headings used herein are for convenience only and are not to affect the interpretation of this 2004 Plan.

ARTICLE II
PURPOSE AND PARTICIPATION

2.1 Purpose. The purpose of this 2004 Plan is to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, Employees and Consultants, to reward such of those Directors, Employees and Consultants as may be granted Options under this 2004 Plan by the Board from time to time for their contributions toward the long term goals and success of the Corporation and to enable and encourage such Directors, Employees and Consultants to acquire Shares as long term investments and proprietary interests in the Corporation.

2.2 Participation. The Board will, from time to time and in its sole discretion, determine those Directors, Employees and Consultants (and, when applicable, to a Company wholly owned by any such Director or Employee), if any, to whom Options are to be granted. The Board may only grant options to an Employee or Consultant if such Employee or Consultant is a bona fide Employee or Consultant of the Corporation or a subsidiary of the Corporation, as the case may be. The Board may, in its sole discretion, grant the majority of the Options to Insiders of the Corporation. However, in no case will the issuance of Shares upon the due exercise of Options granted under this 2004 Plan, or in any proposed or previously existing Share Compensation Arrangement, result in (in each case, as determined on the Grant Date):

(a)

the number of Shares reserved for issuance pursuant to stock options granted to Insiders at any time under all security based compensation arrangements exceeding 10% of the Corporation's issued and outstanding Shares;

(b)	the grant to Insiders, within any twelve-month period, of Options reserving for issuance a number of Shares exceeding in the aggregate 10% of the Corporation's issued and outstanding Shares;

(c)	the grant to any one individual, within any twelve-month period, Options reserving for issuance a number of Shares exceeding in the aggregate 5% of the Corporation's issued and outstanding Shares;

(d)

the grant to any Consultant engaged by the Corporation to provide investor relations activities, within any twelve-month period, of Options reserving for issuance a number of Shares exceeding in the aggregate 1% of the Corporation's outstanding number of listed securities;

(e)	the grant to any one Consultant, in any twelve-month period, of Options reserving for issuance a number of Shares exceeding in the aggregate 2% of the Corporation's issued and outstanding Shares.

2.3 Notification of Grant. Following the approval by the Board of the granting of an Option, the Administrator will notify the Option Holder in writing of the award and will enclose with such notice the Option Agreement representing the Option so granted.

2.4 Copy of Plan. Each Option Holder, concurrently with the notice of the award of the Option, will, upon written request, be provided with a copy of this 2004 Plan and a copy of any amendment to this 2004 Plan will be promptly provided by the Administrator to each Option Holder.

2.5 Limitation. This 2004 Plan does not give any Option Holder that is a Director the right to serve or continue to serve as a Director of the Corporation, does not give any Option Holder that is an Employee the right to be or to continue to be employed by the Corporation and does not give any Option Holder that is a Consultant the right to be or continue to be retained or engaged by the Corporation as a consultant for the Corporation.

2.6 Filing Requirements. Each Option Holder, as a pre-condition of any grant of Options under this 2004 Plan, shall execute and deliver to the Corporation all forms and documents required to be filed with any Regulatory Authority or under Securities Laws.

ARTICLE III
TERMS AND CONDITIONS OF OPTIONS

3.1 Board to Issue Shares. The Shares to be issued to Option Holders upon the exercise of Options will be previously authorized but unissued Shares in the capital stock of the Corporation.

3.2 Number of Shares Reserved. Subject to adjustment as provided for in Section 3.8 of this 2004 Plan and any subsequent amendment to this 2004 Plan, the number of Shares reserved for issuance and which will be available for purchase pursuant to Options granted under this 2004 Plan will not exceed that number (the "Limit") which represents 20% of the issued and outstanding Shares in the capital of the Corporation from time to time. If any Option expires or otherwise terminates for any reason without having been exercised in full, the number of Shares in respect of which Option expired or terminated, as the case may be, will again be available for the purposes of this 2004 Plan.

3.3 Term of Option. Subject to Section 3.4, the Expiry Date of an Option will be the date so fixed by the Board at the time the particular Option is granted, provided that such date will be no later than the fifth (5th) anniversary of the Grant Date of such Option.

3.4 Termination of Option. Subject to such other terms or conditions that may be attached to Options granted hereunder, an Option Holder may exercise an Option in whole or in part at any time or from time to time during the Exercise Period. Any Option or part thereof not exercised within the Exercise Period will terminate and become null, void and of no effect as of 5:00 p.m. (Toronto time) on the Expiry Date. The Expiry Date of an Option will be the earlier of the date so fixed by the Board at the time the Option is granted and the date established, if applicable, in sub-sections (a) to (d) below:

(a)	Death of Option Holder

In the event that the Option Holder should die while he or she is still a Director (if he or she holds his or her Option as a Director), an Employee (if he or she holds his or her Option as an Employee) or a Consultant (if he or she holds his or her Option as a Consultant), the Expiry Date will be the first anniversary of the Option Holder's date of death.

(b)	Ceasing to Hold Office

In the event that the Option Holder holds his or her Option as a Director of the Corporation and such Option Holder ceases to be a Director of the Corporation other than by reason of death, the Expiry Date of the Option will not exceed the 90th day following the date the Option Holder ceases to be a Director of the Corporation unless the Option Holder ceases to be a Director of the Corporation as a result of:

(i)	ceasing to meet the qualifications of a director set forth in section 118 of the OBCA; or

(ii)	an ordinary resolution having been passed by the shareholders of the Corporation pursuant to subsection 122(1) of the OBCA; or

(iii)	an order made by any Regulatory Authority having jurisdiction to so order,

in which case the Expiry Date will be the date the Option Holder ceases to be a Director of the Corporation.

(c)	Ceasing to be an Employee or Consultant

In the event that the Option Holder holds his or her Option as an Employee or Consultant of the Corporation and such Option Holder ceases to be an Employee or Consultant of the Corporation other than by reason of death, the Expiry Date of the Option will not exceed the 30th day following the Termination Date unless the Option Holder ceases to be:

(i)	an Employee of the Corporation as a result of termination for Cause; or

(ii)	an Employee or Consultant of the Corporation as a result of an order made by any Regulatory Authority having jurisdiction to so order,

in which case the Expiry Date will be the Termination Date.

(d)	Bankruptcy

In the event that an Option Holder commits an act of bankruptcy or any proceeding is commenced against the Option Holder under the Bankruptcy and Insolvency Act (Canada) or other applicable bankruptcy or insolvency legislation in force at the time of such bankruptcy or insolvency and such proceeding remains undismissed for a period of thirty (30) days, no Option held by such Option Holder may be exercised following the date on which such Option Holder commits such act of bankruptcy or such proceeding remains undismissed, as the case may be.

Notwithstanding anything contained in this 2004 Plan, in no case will an Option be exercisable after the fifth (5th) anniversary of the Grant Date of the Option.

3.5 Exercise Price. The price at which an Option Holder may purchase a Share upon the exercise of an Option (the "Exercise Price") will be determined by the Board and set forth in the Option Agreement issued in respect of such Option and, in any event, will not be less than the Discounted Market Price . Notwithstanding anything else contained in this 2004 Plan, in no case will the Discounted Market Price be less than the minimum prescribed by each of the organized trading facilities as would apply to the Grant Date in question.

3.6 Additional Terms. Subject to all applicable Securities Laws of all applicable Regulatory Authorities, the Board may attach other terms and conditions to the grant of a particular Option, such terms and conditions to be referred to in the Option Agreement at the time of grant. These terms and conditions may include, but are not necessarily limited to, the following:

(a)	providing that an Option expires on a date other than as provided for herein;

(b)

providing that a portion or portions of an Option vest after certain periods of time or upon the occurrence of certain events, or expire after certain periods of time or upon the occurrence of certain events;

(c)

providing that an Option be exercisable immediately, in full, notwithstanding that it has vesting provisions, upon the occurrence of certain events, such as a friendly or hostile take-over bid for the Corporation; and

(d)

providing that an Option issued to, held by or exercised by an Option Holder who is a citizen or resident of the United Sates of America, and otherwise meeting the statutory requirements, be treated as an "Incentive Stock Option" as that term is defined for purposes of the United States of America Internal Revenue Code of 1986, as amended.

3.7 Non-Transferability of Options. The Options are not assignable, transferable or negotiable (whether by operation of law or otherwise) and may not be assigned or transferred, provided however that the Personal Representative of an Option Holder may, to the extent permitted by Section 4.1 of this 2004 Plan, exercise the Option within the Exercise Period. Upon any attempt to assign, transfer, negotiate, pledge, hypothecate or otherwise dispose of or transfer an Option contrary to this Section 3.7 of this 2004 Plan, or upon the levy of any attachment or similar process upon an Option, the Option and all rights, benefits and privileges arising thereunder or therefrom, at the sole discretion and election of the Corporation, shall cease and terminate and be of no further force or affect whatsoever.

3.8 Adjustments. If prior to the complete exercise of an Option the Shares are consolidated, subdivided, converted, exchanged or reclassified or in any way substituted for (collectively, a "Re-Organization Event"), an Option, to the extent that it has not been exercised, will be adjusted by the Board in accordance with such ReOrganization Event in the manner the Board deems appropriate, subject to the approval of the TSX, if required. No fractional Shares will be issued upon the exercise of the Options and accordingly, if as a result of the ReOrganization Event, an Option Holder would become entitled to a fractional Share, such Option Holder will have the right to purchase only the next lowest whole number of Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

3.9 Vesting Requirement for Consultants engaged in investor relation activities. Notwithstanding any other provision hereof, Options granted to Consultants engaged to provide investor relations activities shall vest in stages over a period of 12 months from the Grant Date with no more than ¼ of any such Options granted vesting in any three-month period.

3.10 No Rights as Shareholders. An Option Holder shall not have any rights as a shareholder of the Corporation with respect to any of the Shares covered by such Option until the date of issuance of a certificate for Shares upon the due exercise of such Option, in full or in part, and then only with respect to the Shares represented by such certificate or certificates. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued.

ARTICLE IV
EXERCISE OF OPTION

4.1 Exercise of Option. An Option may be exercised only by the Option Holder or the Personal Representative of the Option Holder. Subject to the provisions of the Plan, an Option Holder or the Personal Representative of an Option Holder may exercise an Option in whole or in part at any time or from time to time during the Exercise Period up to 5:00 p.m. (Toronto time) on the Expiry Date by delivering to the Administrator an Exercise Notice, the applicable Option Agreement and a certified cheque or bank draft payable to the Corporation in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Option.

4.2 Issue of Share Certificates. As soon as practicable following the receipt of the Exercise Notice, the Administrator will cause to be delivered to the Option Holder a certificate for the Shares so purchased. If the number of Shares so purchased is less than the number of Shares subject to the Option Agreement, the Option Holder will surrender the Option Agreement and the Administrator will forward a new Option Agreement to the Option Holder concurrently with delivery of the Share certificate for the balance of Shares available under the Option.

4.3 Condition of Issue. The Options and the issue of Shares by the Corporation pursuant to the exercise of Options are subject to the terms and conditions of this 2004 Plan and compliance with the rules and policies of all applicable Regulatory Authorities to the granting of such Options and to the issuance and distribution of such Shares, and to all applicable Securities Laws. The Option Holder agrees to comply with all such laws, regulations, rules and policies and agrees to furnish to the Corporation any information, reports or undertakings required to comply with and to fully cooperate with, the Corporation in complying with such laws, regulations, rules and policies. Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation's obligation to issue Shares to an Option Holder pursuant to the exercise of any Option granted under the Plan shall be subject to:

(a)

completion of such registration or other qualification of such Shares or obtaining approval of such Regulatory Authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)	the admission of such Shares to listing on any stock exchange on which the Shares may then be listed;

(c)

the receipt from the Option Holder of such representations, warranties, agreements and undertakings, as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the Securities Laws of any jurisdiction; and

(d)	the satisfaction of any conditions on exercise prescribed pursuant to Section 3.6 and Article 5 of this 2004 Plan.

ARTICLE V
ADMINISTRATION

5.1 Administration. This 2004 Plan will be administered by the Administrator on the instructions of the Board. The Board may make, amend and repeal at any time and from time to time such regulations not inconsistent with this 2004 Plan as it may deem necessary or advisable for the proper administration and operation of this 2004 Plan and such regulations will form part of this 2004 Plan. The Board may delegate to the Administrator or any director or other senior officer or employee of the Corporation such administrative duties and powers as it may see fit.

5.2 Board Powers. The Board shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:

(a)	to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;

(b)

to interpret and construe the Plan and to determine all questions arising out of the Plan or any Option, and any such interpretation, construction or determination made by the Board shall be final, binding and conclusive for all purposes;

(c)	to determine the number of Shares reserved for issuance by each Option;

(d)	to determine the Exercise Price of each Option;

(e)	to determine the time or times when Options will be granted and exercisable;

(f)	to determine if the Shares which are issuable on the due exercise of an Option will be subject to any restrictions upon the due exercise of such Option; and

(g)	to prescribe the form of the instruments and certificates relating to the grant, exercise and other terms of Options.

5.3 Board Discretion. The Board may, in its discretion, require as conditions to the grant or exercise of any Option that the Option Holder shall have:

(a)

represented, warranted and agreed in form and substance satisfactory to the Corporation that the Option Holder is acquiring and will acquire such Option and the Shares to be issued upon the exercise thereof or, as the case may be, is acquiring such Shares, for his, her or its own account, for investment and not with a view to or in connection with any distribution, that the Option Holder has had access to such information as is necessary to enable him, her or it to evaluate the merits and risks of such investment and that the Option Holder is able to bear the economic risk of holding such Shares for an indefinite period;

(b)

agreed to restrictions on transfer in form and substance satisfactory to the Corporation and to an endorsement on any option agreement or certificate representing the Shares making appropriate reference to such restrictions; and

(c)	agreed to indemnify the Corporation in connection with the foregoing.

5.4 Board Requirements. Any Option granted under the Plan shall be subject to the requirement that, if at any time counsel to the Corporation shall determine that the listing, registration or qualification of the Shares issuable upon due exercise of such Option upon any securities exchange or under any Securities Laws of any jurisdiction, or the consent or approval of Regulatory Authority, is necessary as a condition of, or in connection with, the grant or exercise of such Option or the issuance or purchase of Shares thereunder, such Option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

5.5 Interpretation. The interpretation by the Board of any of the provisions of this 2004 Plan and any determination by it pursuant thereto will be final and conclusive and will not be subject to any dispute by any Option Holder. No member of the Board or any person acting pursuant to authority delegated by it hereunder will be liable for any action or determination in connection with this 2004 Plan made or taken in good faith and each member of the Board and each such person will be entitled to indemnification with respect to any such action or determination in the manner provided for by the Corporation.

ARTICLE VI
AMENDMENT AND TERMINATION

6.1 Prospective Amendment. Subject to Section 6.2, the Board has the discretion to make any amendments to the 2004 Plan that it may deem necessary, without having to obtain shareholder approval, including, without limitation: (i) minor changes of a "house-keeping nature"; (ii) amending options under the 2004 Plan, including with respect to the option period (provided that the period during which an option is exercisable does not exceed ten (10) years from the date the option is granted and that such option is not held by an Insider), vesting period, exercise method and frequency, subscription price (provided that such option is not held by an Insider) and method of determining the subscription price, assignability and effect of termination of an Option Holder's employment or cessation of the Option Holder's directorship; (iii) changing the class of participants eligible to participate under the 2004 Plan; (iv) advancing the date on which any option may be exercised or extending the expiration date of any option, provided that the period during which an option is exercisable does not exceed ten (10) years from the date the option is granted; (v) changing the terms and conditions of any financial assistance that may be provided by the Corporation to Option Holders to facilitate the purchase of Shares under the 2004 Plan; and (vi) adding a cashless exercise feature, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Shares from the 2004 Plan reserve.

6.2 Shareholder Approval and Disinterested Shareholder Approval. Shareholder approval must be obtained in the case of: (i) any amendment to the amendment provisions of the 2004 Plan; (ii) any increase in the maximum number of Shares issuable under the 2004 Plan; and (iii) any reduction in the exercise price or extension of the option period benefiting an Insider, in addition to such other matters that may require shareholder approval under the rules and policies of the TSX. Disinterested Shareholder approval must be obtained for any changes to the Insider participation limits in the 2004 Plan or if the number of Shares reserved for issuance to any one (1) person exceeds five percent (5%) of the issued and outstanding Shares.

6.3 Retrospective Amendment. The Board may from time to time retrospectively amend this 2004 Plan and, with the consent of the affected Option Holders, retrospectively amend the terms and conditions of any Options that have been previously granted.

6.4 Sale of Corporation, Extension of Expiration Date, Non-Applicability of Termination of Employment Provisions. Notwithstanding anything contained to the contrary in this 2004 Plan or in any resolution of the Board in implementation thereof:

(a)

in the event the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned subsidiary) or to liquidate, dissolve or wind-up, or in the event an offer to purchase or repurchase the Shares of the Corporation or any part thereof shall be made to all or substantially all holders of Shares of the Corporation, the Corporation shall have the right, upon written notice thereof to each Option Holder holding Options under the 2004 Plan, to permit the exercise of all such Options within the 20 day period next following the date of such notice and to determine that upon the expiration of such 20 day period, all rights of the Option Holder to such Options or to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have further force or effect whatsoever;

(b)

in the event of the sale by the Corporation of all or substantially all of the assets of the Corporation as an entirety or substantially as an entirety so that the Corporation shall cease to operate as an active business, any outstanding Option may be exercised as to all or any part of the Optioned Shares in respect of which the Option Holder would have been entitled to exercise the Option in accordance with the provisions of the Plan at the date of completion of any such sale at any time up to and including, but not after the earlier of: (i) the close of business on that date which is thirty (30) days following the date of completion of such sale; and (ii) the close of business on the Expiry Date of the Option; but the Option Holder shall not be entitled to exercise the Option with respect to any other Shares;

(c)

subject to the rules of any relevant Regulatory Authority, the Board may, by resolution, extend the expiration date of any Option. The Board shall not, in the event of any such advancement or extension, be under any obligation to advance or extend the date on or by which Options may be exercised by any other Option Holder; and

(d)

the Board may, by resolution, but subject to requirements of applicable Regulatory Authorities and Securities Laws, decide that any of the provisions hereof concerning the effect of termination of the Option Holder's employment shall not apply to any Option Holder for any reason acceptable to the Board.

Notwithstanding the provisions of this Section 6.4, should changes be required to the Plan by any Regulatory Authority of any jurisdiction to which the 2004 Plan or the Corporation now is or hereafter becomes subject, such changes shall be made to the 2004 Plan as are necessary to conform with such requirements and, if such changes are approved by the Board, the 2004 Plan, as amended, shall be filed with the records of the Corporation and shall remain in full force and effect in its amended form as of and from the date of its adoption by the Board.

6.5 Regulatory Authority Approval. This 2004 Plan and any amendments hereto are subject to all necessary approvals of the applicable Regulatory Authorities.

6.6 Termination. The Board may terminate this 2004 Plan at any time upon receipt of requisite regulatory approval and provided that such termination will not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option granted prior to the date of such termination, which will continue to be governed by the provisions of this 2004 Plan.

6.7 Agreement. The Corporation and every Option granted hereunder will be bound by and subject to the terms and conditions of this 2004 Plan. By accepting an Option granted hereunder, the Option Holder has expressly agreed with the Corporation to be bound by the terms and conditions of this 2004 Plan.

6.8 Effective Date of 2004 Plan. Upon approval by the Board, this 2004 Plan shall be deemed to be effective as of the Effective Date.

6.9 Governing Law. This 2004 Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

SCHEDULE "A"

Unless otherwise defined herein, all capitalized terms will have the meanings specified in a stock option plan adopted by Grandview Gold Inc. effective as of October 1, 2004, as amended (the "Plan").

OPTION AGREEMENT

THIS AGREEMENT made as of •, 200• (the "Effective Date").

BETWEEN:

GRANDVIEW GOLD INC., a corporation continued pursuant to the laws of the Province of Ontario,

(the "Corporation")

OF THE FIRST PART

- and -

•,

(the "Optionee")

OF THE SECOND PART

For good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto), the Corporation and the Optionee hereby agree as follows:

1. Grant of Option

1.1 The Corporation hereby grants to the Optionee pursuant to the terms of the Plan the right and option (the "Option") to purchase all or any part of an aggregate of up to • Shares at a purchase price of $• per Share expiring on • and on the terms and conditions set forth in this Agreement.

2. Vesting

2.1 Notwithstanding Section 1 above or any other provision of this Agreement, legal and beneficial title to the Option granted to the Optionee hereunder, in respect of the Shares and all rights, privileges and benefits arising and flowing therefrom or to arise or flow therefrom hereafter, shall vest in the Optionee and the Optionee shall be entitled to exercise said Option to purchase the Shares only in the proportion and on the dates (the "Vesting Dates") set out below, provided that the Optionee is a [Consultant or Employee or Director] of the Corporation on such Vesting Date (and has been a [Consultant or Employee or Director] of the Corporation continuously from the date hereof):

NON- TRANSFERABLE

Vesting Date	Number of Shares subject to the Option	Exercise Price

Total:

3. Exercise of Option

3.1 Subject to the provisions of this Agreement, including, without limitation, Section 2 above, the Option may be exercised from time to time prior to the Expiry Time (as hereinafter defined) by delivery to the Corporation at its registered office of an executed Exercise Notice (attached to the Option Agreement as Exhibit "I") addressed to the President of the Corporation specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full, by cash or certified cheque, of the purchase price of the Shares then being purchased. Subject to any provisions of this Agreement to the contrary, certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

3.2 Notwithstanding any provisions contained in this Agreement, the Corporation's obligation to issue Shares to the Optionee pursuant to the exercise of the Option shall be subject to: (i) receipt of any required shareholder approval; (ii) completion of such registration or other qualification of such Shares or obtaining approval of such governmental or regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; (iii) the admission of such Shares to listing on any stock exchange or market on which the Shares may then be listed; and (iv) the receipt from the Optionee of such representations, warranties, agreements and undertakings as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdictions. Nothing contained in this Agreement shall be deemed to require the Corporation to apply for or obtain any such registration, qualification, approval or listing. The Optionee hereby acknowledges and agrees that he has had access to such information as is necessary to enable him to evaluate the merits and risks of acquiring Shares pursuant to the exercise of the Option and that he is able to bear the economic risk of holding such Shares for an indefinite period.

4. No Assignment

4.1 The Option is personal to the Optionee and non-assignable (whether by operation of law or otherwise). Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of the Option contrary to the provisions of this Agreement, or upon the levy of any attachment or similar process upon the Option, the Option shall, at the election of the Corporation, cease and terminate and be of no further force or effect whatsoever.

5. Expiration

5.1 Subject to the terms and conditions set out in this Agreement, including the vesting conditions set out in Section 2 above and the termination provisions set out in Section 6 below, the Optionee shall have the right to exercise the Option with respect to all or any part of the Shares to the extent vested at any time or from time to time after the date hereof and prior to the close of business on (the "Expiry Time"). On the Expiry Time, the Option shall forthwith expire and terminate and be of no further force or effect whatsoever with respect to the unexercised balance of the Shares available under the Option, whether vested or not.

6. Termination of Employment; Death; Bankruptcy

6.1 Subject to the provisions of this Agreement and this Section 6 and to any express resolution passed with respect to the Option by the Board of Directors of the Corporation (the "Board") or by any committee of the Board established by the Board to administer the Plan (the "Committee"), the Option and all rights to purchase Shares pursuant thereto shall immediately expire, except to the extent vested in which case they shall expire and terminate on the [thirtieth (30th)] day following the date the Optionee ceases to be a ["Consultant" or "Employee" or "Director"] within the meaning of Section 1.1 of the Plan.

6.2 Subject to the provisions of this Agreement and this Section 6, if the Optionee shall die prior to the full exercise of the Option, his personal representatives, heirs or legatees may, at any time within [one (1)] year after the date of such death, exercise the Option with respect to the unexercised balance of the Shares to the extent vested, subject to the terms of the Option but only to the same extent to which the Optionee could have exercised the Option immediately before the date of such death. In no event, however, shall the Option be exercisable after the Expiry Time.

6.3 In the event that the Optionee commits an act of bankruptcy or any proceeding is commenced against the Optionee under the Bankruptcy and Insolvency Act (Canada) or other applicable bankruptcy or insolvency legislation in force at the time of such bankruptcy and such proceeding remains undismissed for a period of [thirty (30)] days, the Option may not be exercised following the date on which the Optionee commits such act of bankruptcy or such proceeding remains undismissed, as the case may be.

7. Rights as a Shareholder

7.1 An Optionee shall not have any rights as a shareholder of the Corporation with respect to any of the Shares subject to the Option until the date of issuance of a certificate for such Shares upon the exercise of the Option, in full or in part, and then only with respect to the Shares represented by such certificate or certificates. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued.

8. Inconsistency with Plan

8.1 The parties hereto agree that in the event this Agreement is inconsistent with the Plan the Plan shall prevail.

9. Certain Adjustments

9.1 In the event that the Shares are at any time changed or affected as a result of the declaration of a stock dividend thereon or their subdivision or consolidation, the number of Shares reserved for the Option shall be adjusted accordingly by the Board or the Committee to such extent as they deem proper in their discretion. In such event, the number of, and the price payable for, the Shares that are then subject to the Option may also be adjusted by the Board or the Committee to such extent, if any, as they deem proper in their discretion.

9.2 If at any time after the date of this Agreement and prior to the expiration of the term of the Option, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Section 8.1 of this Agreement or, subject to the provisions of subsection 9.1(a) of this Agreement, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the "Successor Corporation"), the Optionee shall be entitled to receive upon the subsequent exercise of the Option in accordance with the terms of this Agreement and shall accept in lieu of the number of Shares to which he was theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class and/or other securities of the Corporation or the Successor Corporation (as the case may be) and/or other consideration from the Corporation or the Successor Corporation (as the case may be) that the Optionee would have been entitled to receive as a result of such reclassification, reorganization or other change or, subject to the provisions of subsection 9.1(a) of this Agreement, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change or the effective date of such consolidation, merger or amalgamation, as the case may be, he had been the registered holder of the number of Shares to which he was theretofore entitled upon such exercise.

10. Amendments to the Option

10.1 Notwithstanding anything to the contrary contained in this Agreement:

(a)

in the event the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned subsidiary) or to liquidate, dissolve or wind-up, or in the event an offer to purchase or repurchase the Shares or any part thereof shall be made to all or substantially all holders of the Shares, the Corporation shall have the right, upon written notice thereof to the Optionee, to permit the exercise of the Option within the [20 day] period next following the date of such notice and to determine that upon the expiration of such [20 day] period, all rights of the Optionee to the Option or to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have further force or effect whatsoever;

(b)

in the event of the sale by the Corporation of all or substantially all of the assets of the Corporation as an entirety or substantially as an entirety so that the Corporation shall cease to operate as an active business, the Option may be exercised as to all or any part of the Shares subject to the Option in respect of which the Optionee would have been entitled to exercise the Option in accordance with the provisions of this Agreement at the date of completion of any such sale at any time up to and including, but not after the earlier of: (i) the close of business on that date which is [thirty (30)] days following the date of completion of such sale; and (ii) the close of business on the expiration date of the Option; but the Optionee shall not be entitled to exercise the Option with respect to any other Shares; and

(c)

subject to the rules of any relevant stock exchange or other regulatory authority, the Board may, by resolution, advance the date on which any Option may be exercised or extend the expiration date of the Option.

(d)

The Optionee hereby acknowledges and agrees that the Board may at any time by resolution terminate the Plan. In such event, the Option if vested and outstanding may be exercised by the Optionee for a period of [thirty (30)] days after the date on which the Corporation shall have notified the Optionee of the termination of the Plan, but only to the same extent as the Optionee could have exercised the Option immediately prior to the date of such notification.

11. Notice

11.1 All communications and payments provided for under this Agreement shall be in writing and shall be deemed to be given when delivered in person or deposited in the mail, first class, certified or registered, return receipt requested, with proper postage prepaid and,

(a)	if to the Optionee, addressed to:

Phone No.: Fax No.:

(b)	if to the Corporation, addressed to:

Grandview Gold Inc.

330 Bay Street, Suite 820 Toronto, ON, M5H 2S8

Attention: Paul Sarjeant

Phone No.: 416-486-3444
Fax No.: 416-486-9577

in either case with a copy to:

WeirFoulds LLP
130 King Street West
Suite 1600, Exchange Tower
Toronto, ON M5X 1J5
Attention: R. Ian Mitchell

Phone No. 416-947-5088
Fax No. 416-365-1876

12. Time of Essence

12.1 Time shall be of the essence of this Agreement and each and every part hereof.

13. Binding Effect

13.1 This Agreement shall enure to the benefit of and be binding upon the parties hereto, the successors of the Corporation and the executor, administrator, heirs and personal representatives of the Optionee. This Agreement shall not be assignable by the Optionee.

14. Headings

14.1 The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

15. Amendment

15.1 This Agreement may be amended only by a written instrument signed by each of the parties hereto.

16. Governing Law

16.1 This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

17. Duplicate Originals

17.1 It is hereby acknowledged by the parties hereto that this Agreement has been signed in duplicate only, one original executed copy delivered to the Optionee and one delivered to the Corporation.

18. Paramountcy

18.1 To the extent there is any inconsistency or ambiguity between this Agreement and any other employment or consulting agreement, the terms of this Agreement shall govern to the extent of such inconsistency or ambiguity.

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the date first above written.

SIGNED, SEALED & DELIVERED	)	GRANDVIEW GOLD INC.
in the presence of	)
)
	)	Per: ________________________________
	)	Name:
	)	Title:
)
)
)
)
Witness:

SCHEDULE "C"

TERM SHEET

$2,000,000 PRIVATE PLACEMENT OF COMMON SHARES

AND COMMON SHARE PURCHASE WARRANTS

Issuer:	Grandview Gold Inc. (the "Corporation").

Offering:	Private placement (the "Offering") of units (“Units") in the capital stock of the Corporation in the provinces of Ontario and British Columbia (the "Offering Jurisdictions").

Issue Price:	$0.075 per Unit.

Offering Amount:	Maximum of up to 26,666,667 Units ($2,000,000).

Units:	Each Unit is comprised of one common share of the Corporation (each a "Common Share") and one common share purchase warrant (each a "Warrant").

Common Share Purchase Warrants:	Each Warrant will entitle the holder to purchase one Common Share for a period of 24 months after the Closing Date (as defined below) at a price of $0.12.

Lead Investor	Centerpoint Resources, Inc. ("Centerpoint") has, subject to satisfaction of certain closing conditions, agreed to purchase 20,000,000 of the Units made available under the Offering.

Use of Proceeds:	The proceeds of the Units sold under the Offering shall be used by the Corporation to finance the exploration of the Corporation’s Giulianita property in Peru and for working capital purposes.

Listing:	The common shares of the Corporation are listed for trading on the Toronto Stock Exchange under the symbol "GVX". The Corporation is a reporting issuer in the Province of Ontario.

Resale Restrictions:

The Corporation is a reporting issuer under the securities legislation of the Province of Ontario. The Common Shares and Warrants sold under the Offering will not be subject to any restricted period, statutory hold period or other resale restriction which extends beyond four months and one day after the Closing Date (as defined below), for Canadian resident purchasers only.

Closing Date:	On or about December 11, 2009 or such other date as is agreed to between the Corporation and Centerpoint (the "Closing Date").

Regulatory Approval	The completion of the Offering is subject to receipt of both shareholder and regulatory approval.

Currency:	All figures contained herein are in Canadian dollars.

SCHEDULE "D"

PRIVATE PLACEMENT RESOLUTION

BE IT RESOLVED BY ORDINARY RESOLUTION THAT:

1.

The Private Placement, including the issuance of up to 26,666,667 Units (resulting in the issuance on a fully diluted basis of up to 53,333,334 common shares), all as more particularly described in the accompanying Information Circular and Schedule "C" thereto, and the transactions contemplated therein are hereby approved; and

2.

Any director or officer of the Corporation is hereby authorized and directed to execute and to deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as in the opinion of such director or officer may be necessary or desirable to give effect to this resolution.